FOR IMMEDIATE RELEASE
BMO FINANCIAL GROUP REPORTS RESULTS FOR THE THIRD QUARTER OF 2005
Personal and Commercial Banking Earns Record Net Income and Wealth Management Continues to Achieve Solid Year-over-Year Growth. BMO's Overall Earnings Decline Compared to a Year Ago Due to Unusually Favourable Credit Performance in 2004 and Lower Earnings in Certain Investment Banking Group Businesses. Quarterly Dividends increase by $0.03 or 6.5% per Common Share.

Year-over-Year Operating Highlights for the Quarter:
•	Net income of $541 million, down $102 million or 16%

•	A $73 million specific provision for credit losses and no reduction in the general allowance, compared with specific recoveries of $70 million and a $40 million reduction in the general allowance a year ago, resulting in a $183 million increase in provisions for credit losses, excluding which, net income would have increased $17 million

•	EPS[1] of $1.05 and cash EPS[2] of $1.08, both down 15%

•	ROE of 16.5%, compared with 21.0%

•	Revenue[2] growth of 2.0% (4.2% growth excluding the impact of the weaker U.S. dollar)

•	Expense growth of 2.6% (5.2% growth excluding the impact of the weaker U.S. dollar)

•	Productivity ratio[2] deteriorates by 42 basis points to 64.7% and cash productivity ratio[2] deteriorates by 59 basis points to 63.8%

•	Tier 1 capital ratio of 9.39%, compared with 9.44% a year ago and 9.38% at the end of the second quarter

•	Operating Group Net Income
•	Personal and Commercial Client Group up $39 million or 15% to $307 million

•	Private Client Group up $5 million or 8% to $63 million

•	Investment Banking Group down $46 million or 20% to $184 million

•	Corporate Support down $100 million, due to very favourable credit performance in 2004

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.
References to retail and business banking refer to Personal and Commercial Client Group activities and references to wealth management refer to Private Client Group activities.
®	Registered trade-mark of Bank of Montreal.

Year-over-Year Operating Highlights for the Year to Date:
•	Net income of $1,743 million, down $12 million or 0.7%

•	EPS of $3.37 and cash EPS of $3.48, both up $0.01

•	ROE of 18.4%, compared with 20.0%

•	Productivity ratio improves 51 basis points to 64.2% and cash productivity ratio improves 40 basis points to 63.2%
Other Highlights:
•	Net income down $59 million or 10% from the second quarter of 2005

•	Quarterly dividends increase by $0.03 or 6.5% to $0.49 per common share, up 11% from a year ago

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

THIRD QUARTER 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)
MD&A commentary is as of August 23, 2005. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Summary Data

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except per share data and as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD-2004
Revenue per financial statements	2,411	50	2%		14	1%		7,219	119	2%
Taxable equivalent basis (teb) adjustment	30	(2)	(6%	)	(1)	(3%	)	89	(20)	(18%	)

Revenue (teb)(1)	2,441	48	2%		13	1%		7,308	99	1%
Specific provision for credit losses	73	143	+100%		27	59%		162	132	+100%
Reduction in the general allowance	—	40	100%		40	100%		(40)	80	100%

Total provision for credit losses	73	183	+100%		67	+100%		122	212	+100%
Non-interest expense	1,579	41	3%		—	—		4,691	27	1%
Income taxes per financial statements	204	(82)	(29%	)	6	3%		621	(138)	(18%	)
Taxable equivalent basis adjustment	30	(2)	(6%	)	(1)	(3%	)	89	(20)	(18%	)

Income taxes (teb)(1)	234	(84)	(27%	)	5	1%		710	(158)	(18%	)
Non-controlling interest in subsidiaries	14	10	+100%		—	—		42	30	+100%
Net income	541	(102)	(16%	)	(59)	(10%	)	1,743	(12)	(1%	)

Amortization of intangible assets (after tax)	17	(4)	(19%	)	(4)	(19%	)	57	(2)	(3%	)
Cash net income(1)	558	(106)	(16%	)	(63)	(10%	)	1,800	(14)	(1%	)
Earnings per share — basic ($)	1.07	(0.20)	(16%	)	(0.12)	(10%	)	3.44	(0.01)	—
Earnings per share — diluted ($)	1.05	(0.19)	(15%	)	(0.11)	(9%	)	3.37	0.01	—
Cash earnings per share — diluted ($)(1)	1.08	(0.19)	(15%	)	(0.13)	(11%	)	3.48	0.01	—
Return on equity (ROE)	16.5%		(4.5%	)		(3.0%	)	18.4%		(1.6%	)
Cash ROE(1)	17.1%		(4.6%	)		(3.1%	)	19.1%		(1.5%	)
Non-interest expense-to-revenue ratio	65.5%		0.3%			(0.4%	)	65.0%		(0.7%	)
Non-interest expense-to-revenue (teb) ratio(1)	64.7%		0.4%			(0.3%	)	64.2%		(0.5%	)
Cash non-interest expense-to-revenue (teb) ratio(1)	63.8%		0.6%			(0.2%	)	63.2%		(0.4%	)
Net interest margin	1.61%		(0.21%	)		0.05%		1.59%		(0.19%	)
Net interest margin (teb)(1)	1.65%		(0.22%	)		0.05%		1.63%		(0.20%	)

Operating Group net income:
Personal and Commercial Client Group	307	39	15%		14	5%		894	179	25%
Private Client Group	63	5	8%		(14)	(19%	)	213	39	22%
Investment Banking Group	184	(46)	(20%	)	(22)	(11%	)	627	(14)	(2%	)
Corporate Support, including
Technology and Solutions (T&S)	(13)	(100)	(+100%	)	(37)	(+100%	)	9	(216)	(96%	)

BMO Financial Group net income	541	(102)	(16%	)	(59)	(10%	)	1,743	(12)	(1%	)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.
Toronto, August 23, 2005 — BMO Financial Group reported net income of $541 million for the third quarter ended July 31, 2005, down $102 million or 16% from the record results of a year ago. EPS declined $0.19 or 15% to $1.05.
PERFORMANCE OVERVIEW
“This quarter’s earnings did not match the record results of a year ago, which benefited from particularly favourable credit performance,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “Our personal and commercial banking and wealth management businesses continue to deliver strong year-over-year earnings growth; however, some of our investment banking businesses have not performed as well in the current interest rate environment.”

Personal and Commercial Client Group earned record net income in the third quarter, rising $39 million or 15% from a year ago. In Canada, there was growth in both personal and commercial product volumes and effective cost containment. In the United States, higher volumes were attributable to acquisitions and to loan growth. The impact of volume growth in both Canada and the U.S. was partially offset by lower net interest margins. Private Client Group earnings increased $5 million or 8%, due to strength in full-service investing and mutual funds. Investment Banking Group net income declined $46 million or 20%, in large part due to last year’s $39 million ($25 million after tax) recovery of a credit loss and the collection of $20 million ($13 million after tax) of associated interest revenue on a loan that was previously written off. Corporate Support net income declined $100 million from a year ago due to a lower recovery of credit losses, including the impact of a $40 million ($26 million after tax) reduction in the general allowance in the year-ago period. The weaker U.S. dollar lowered BMO’s earnings by $12 million relative to a year ago.
Relative to the second quarter of 2005, BMO’s net income declined $59 million or 10%, primarily because that quarter’s results included: a $44 million ($37 million after tax) revenue increase in Investment Banking Group related to the restructuring of customer securitization Variable Interest Entities (VIEs); and a $40 million ($26 million after tax) reduction in the general allowance for credit losses reflected in Corporate Support. Net income was higher than in the second quarter in personal and commercial banking due to volume growth and the impact of three more calendar days in the third quarter, while net income declined in wealth management as reductions in full-service and direct investing revenues were only partially offset by the impact of higher mutual fund revenue. Investment Banking Group net income declined but was higher after adjusting for the VIE revenues, due in part to higher net investment securities gains.
Year to date, net income of $1,743 million fell $12 million or 0.7% from the comparable period in 2004. EPS was $3.37 and cash EPS was $3.48, both up $0.01 or 0.3%. Results in both periods were affected by certain items that largely offset. The weaker U.S. dollar lowered BMO’s earnings for the year to date by $37 million relative to a year ago.
“We remain focused on the financial targets we set for the year,” added Mr. Comper. “We made significant improvements in productivity in the last two years; however, despite strong improvements in both our personal and commercial banking and wealth management businesses, based on our year-to-date performance, achieving our enterprise-wide productivity target for this year will be quite challenging.”
Results for the year-to-date period benefited from effective cost containment, volume growth in personal and commercial banking, and higher full-service investing and mutual fund fees in wealth management. These increases were partially offset by reduced revenues in certain of our investment banking businesses and sharply lower revenues and recoveries of credit losses in Corporate Support, due in part to a greater reduction in the general allowance in 2004.
Revenue1 for the quarter increased $48 million or 2.0% from a year ago to $2,441 million. Adjusted for the impact of the weaker U.S. dollar, revenue increased $102 million or 4.2%. Personal and Commercial Client Group revenue increased $62 million due to higher volumes in both Canada and the United States, partially offset by lower net interest margins. Acquired businesses in the United States contributed $22 million to revenue growth. Private Client Group revenue increased $33 million on growth in full-service investing and mutual fund revenues and on improved spreads on term investment products. Revenue fell $60 million in Investment Banking Group due to lower net interest income. There were high interest collections in the year-ago period on loans that were previously written off, and in 2005 there were lower spreads on corporate loans and in our interest rate sensitive businesses. There were higher net investment securities gains, mergers and acquisitions fees, debt underwriting activity and commission revenues.
Revenue increased $13 million or 0.5% from the second quarter due to three more calendar days in the third quarter, higher net investment securities gains and volume growth in personal and commercial banking. Private Client Group revenue declined due to softer client trading activity in full-service and direct investing. Investment Banking Group revenue was down as the second quarter included $44 million of revenue on restructuring VIEs.

1	On a taxable equivalent basis — see the Non-GAAP Measures section

There were increases in net investment securities gains and growth in debt underwriting and mergers and acquisitions activities.
Year to date, revenue rose $99 million or 1.4% to $7,308 million. Revenue increased $260 million or 3.6%, adjusted for the impact of the weaker U.S. dollar. There was strong growth in Personal and Commercial Client Group, driven by higher volumes, particularly in commercial products, higher insurance revenues and higher card fees, due in part to a $51 million adjustment recorded in the second quarter of 2004. There was also growth in Private Client Group full-service investing, mutual fund and term investment product revenues, which more than offset lower direct investing revenues. Investment Banking Group revenues declined due to lower net interest income, attributable to the same factors affecting results for the third quarter relative to a year ago. Corporate Support revenue declined, largely due to high net investment securities gains and an adjustment to mortgage loan prepayment fees in 2004.
Net interest margin1 was 1.65% in the third quarter of 2005, down 22 basis points from a year ago. Net interest margin was lower in both U.S. and Canadian personal and commercial banking and in Investment Banking Group. On November 1, 2004, we commenced the consolidation of certain of our customer securitization vehicles, pursuant to the adoption of the Canadian Institute of Chartered Accountants’ (CICA’s) new accounting requirement on the consolidation of VIEs. This lowered net interest margin in the first and second quarters of 2005 relative to comparable periods as it resulted in the inclusion of approximately $21 billion of average assets in BMO’s balance sheet. On April 29, 2005, we completed the restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date. BMO’s net interest margin in the first and second quarters was approximately 12 basis points lower than it would have been if we were not required to consolidate VIE assets in those periods and Investment Banking Group’s net interest margin was approximately 9 basis points lower than it would have been. Relative to the second quarter, BMO’s net interest margin in the third quarter increased by 5 basis points as personal and commercial banking margins in Canada rose modestly but declined in the United States. Net interest margin in Investment Banking Group declined due to rising short-term interest rates in the United States and a lower spread between longer-term and short-term rates. Net interest margin declined for the year to date, largely due to the same factors discussed above. Net interest margins are detailed in the Revenue section of the Financial Performance Review.
Non-interest expense in the third quarter of 2005 increased $41 million or 2.6% from a year ago to $1,579 million, and was unchanged from the second quarter. Acquired businesses in U.S. retail and business banking contributed $15 million to year-over-year expense growth. Expenses in the second quarter included a $25 million litigation provision, the impact of which on comparisons was partially offset by three more calendar days in the third quarter.
The non-interest expense-to-revenue ratio1 (productivity ratio) was 64.7% in the third quarter, compared with 64.3% a year ago and 65.0% in the second quarter. The cash productivity ratio1 of 63.8% in the quarter deteriorated 59 basis points from a year ago. The deterioration related to a higher expense-to-revenue ratio in Investment Banking Group, as its reduced revenues were primarily concentrated in businesses with relatively low variable costs. BMO’s year-to-date cash productivity ratio of 63.2% improved 40 basis points from the comparable period in 2004. Our target is to improve cash productivity by 150 to 200 basis points in 2005. The year-to-date shortfall is primarily attributable to below-target performance in Investment Banking Group, although that Group’s productivity ratio has been better than most of its Canadian peers.
Results for the third quarter included a $73 million specific provision for credit losses, compared with specific recoveries of $70 million a year ago and a $46 million specific provision in the second quarter. There was no change in the general allowance for credit losses in the third quarter of 2005 but there was a $40 million reduction in the second quarter and in each of the first three quarters of 2004. Specific provisions for credit losses were $162 million for the year to date, compared with $30 million in the comparable period a year ago. We continue to anticipate specific provisions for credit losses of $275 million or less in fiscal 2005, down from our annual target of $400 million or less that was established at the beginning of the year.

1	On a taxable equivalent basis — see the Non-GAAP Measures section

The Tier 1 capital ratio was 9.39% at the end of the quarter, compared with 9.38% at the end of the second quarter and 9.81% at the end of 2004. The decrease from the year end was primarily attributable to increased risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and loan and commitment growth in Investment Banking Group.
During the quarter, we repurchased 842,200 Bank of Montreal common shares under our common share repurchase program at an average cost of $56.26 per share for total consideration of $47.4 million. Our 12-month normal-course issuer bid expired on August 6 and 7,520,900 shares were repurchased under the program at an average cost of $55.51 for total consideration of $417.5 million. Subsequent to the quarter end, BMO’s Board of Directors authorized management to file a Notice of Intention to make a new normal-course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float.
On August 8, 2005, BMO announced that it had signed a definitive agreement to sell its interest in its U.S. direct investing operation, Harrisdirect. The sale is expected to result in aggregate cash proceeds of approximately $910 million (US$750 million), including a distribution of approximately $60 million (US$50 million) to be paid by Harrisdirect immediately prior to closing. The transaction, which is subject to normal regulatory clearances, is expected to close by October 31, 2005. After deduction of transaction costs and other adjustments that are expected to be finalized on closing, the transaction is expected to result in a modest gain on sale and add approximately 35 basis points to BMO’s Tier 1 capital ratio. The operations of Harrisdirect are not material to the results of BMO Financial Group.
BMO’s dividend payout ratio for the year to date was 39.5%. On August 23, 2005, BMO announced an increase in quarterly common share dividends, raising the quarterly payment for the second time this year, by 6.5% from $0.46 to $0.49. The increase is reflective of BMO’s policy of achieving a 35% to 45% dividend payout ratio over time. Quarterly dividends have now increased 11% from a year ago.

Annual Targets for 2005		Year-to-date Performance to July 31, 2005
•	3% to 8% EPS growth from a base of $4.21 (excluding changes in the general allowance)	•	EPS of $3.32, up 3.4% from $3.21 (excluding changes in the general allowance in both years)

•	ROE of 17% to 18%	•	18.4% annualized

•	Specific provision for credit losses of $400 million or less	•	Specific provision for credit losses of $162 million

We continue to anticipate specific provisions of $275 million or less in fiscal 2005.

•	Tier 1 capital ratio of at least 8.0%	•	9.39%

•	Improve our cash productivity ratio by 150 to 200 basis points	•	40 basis points improvement (unchanged excluding revenue from restructuring VIEs)

2005 Earnings and Economic Outlook
We remain focused on our annual targets for 2005, which are outlined in the foregoing table and were established at the end of last year. However, achieving our target of improving cash productivity by 150 to 200 basis points will be quite challenging. We improved our cash productivity ratio by 260 basis points in fiscal 2003 and by 160 basis points in fiscal 2004. Our personal and commercial banking and wealth management businesses should both achieve targeted productivity improvements in fiscal 2005; however, our investment banking businesses will likely lag the target as that Group’s results were very strong in 2004 but have been affected by the interest rate environment in 2005. Investment Banking Group’s productivity ratio has been one of the best of the Canadian peer group.
After expanding 2.9% in calendar year 2004, Canada’s economy is projected to grow at a similar pace in 2005, modestly below our 3.2% estimate established at the start of the year. Low interest rates continue to support personal spending, business investment and housing activity. Recent data suggest that the negative effect of the high Canadian dollar on economic growth has started to dissipate. As a result, the Bank of Canada is widely expected to resume raising short-term interest rates in September. Fortunately, low inflation implies only a gradual tightening of monetary policy, so the still-low interest rate environment should support growth in household and business lending for the remainder of this year. The Canadian dollar is projected to trade within a range of 80 to 83 cents US in the months ahead, with support from the large Canadian trade surplus offsetting the effects of lower interest rates in Canada than in the United States.
Though moderating from the 4.2% pace of 2004 in response to reduced monetary and fiscal stimulus and increased energy costs, the U.S. economy is projected to grow at a still-solid rate of 3.7% in 2005, unchanged from our year-end estimate. Business spending on capital equipment grew at a solid rate in the first six months of 2005 due to rising confidence and growing profits. Continued spending should promote further strong business loan growth in the year ahead. In contrast, further gradual increases in interest rates will likely moderate the pace of personal spending and housing activity, thereby slowing demand for residential mortgages.
Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO filed certifications, signed by the CEO and CFO, with the SEC in the United States in December 2004 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings and the effectiveness of controls and procedures over those disclosures. BMO’s CEO and CFO certify the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators, including this MD&A and the accompanying unaudited interim consolidated financial statements for the period ended July 31, 2005.
As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2004 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.
Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 23, 2005 at 2:30 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, September 6, 2005 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering pass code 1164.
A live webcast of the quarterly conference call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, November 28, 2005.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Senior Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Velma Jones, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW
Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q3-2005	Q2-2005	Q3-2004	YTD-2005	YTD-2004
Net interest income per financial statements (a)	1,214	1,181	1,240	3,593	3,622
Non-interest revenue	1,197	1,216	1,121	3,626	3,478

Revenue per financial statements (b)	2,411	2,397	2,361	7,219	7,100

Taxable equivalent basis (teb) adjustment (c)	30	31	32	89	109

Net interest income (teb) (a+c) (d)(1)	1,244	1,212	1,272	3,682	3,731
Non-interest revenue	1,197	1,216	1,121	3,626	3,478

Revenue (teb) (e)(1)	2,441	2,428	2,393	7,308	7,209

Provision for income taxes per financial statements	204	198	286	621	759
Taxable equivalent basis adjustment	30	31	32	89	109

Provision for income taxes (teb)(1)	234	229	318	710	868

Non-interest expense (f)	1,579	1,579	1,538	4,691	4,664
Amortization of intangible assets	(24)	(24)	(27)	(72)	(79)

Cash-based expense (g)(1)	1,555	1,555	1,511	4,619	4,585

Net income	541	600	643	1,743	1,755
Amortization of intangible assets, net of income taxes	17	21	21	57	59

Cash net income(1)	558	621	664	1,800	1,814
Preferred share dividends	(6)	(8)	(9)	(22)	(26)
Charge for capital(1)	(340)	(317)	(316)	(979)	(909)

Net economic profit(1)	212	296	339	799	879

Non-interest expense-to-revenue ratio(2) (%) ((f/b) x 100)	65.5	65.9	65.2	65.0	65.7
Non-interest expense-to-revenue (teb) ratio(1)(2) (%) ((f/e) x 100)	64.7	65.0	64.3	64.2	64.7
Cash non-interest expense to revenue (teb) ratio(1)(2)(%) ((g/e) x 100)	63.8	64.0	63.2	63.2	63.6
Net interest margin annualized (%) ((a / average assets) x 100)	1.61	1.56	1.82	1.59	1.78
Net interest margin (teb) annualized(1) (%) ((d / average assets) x 100)	1.65	1.60	1.87	1.63	1.83
EPS (uses net income) ($)	1.05	1.16	1.24	3.37	3.36
Cash EPS(1) (uses cash net income) ($)	1.08	1.21	1.27	3.48	3.47

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar denominated net income, revenues, expenses, income taxes and provision for credit losses in the third quarter of 2005 and for the year to date were lowered relative to the comparable periods a year ago by the weakening of the U.S. dollar. The Canadian/U.S. dollar exchange rate in the third quarter was in line with the second quarter rate and, as such, exchange rate changes had little impact on results relative to the second quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter. The average Canadian/U.S. dollar exchange rate in each quarter of 2005 approximated the rate at the beginning of the respective quarters; as such, there were minimal hedging gains/losses in the third quarter and for the year to date.
The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into at the beginning of each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. dollar exchange rate fluctuations on BMO’s results

	Q3-2005		YTD-2005
(Canadian $ in millions, except as noted)	vs. Q3-2004	vs. Q2-2005	vs. YTD-2004
Canadian/U.S. dollar exchange rate (average)
— Current period	1.2350	1.2350	1.2261
— Prior period	1.3423	1.2336	1.3295

Increased (reduced) revenue	(54)	1	(161)
Reduced (increased) expense	39	—	112
Reduced (increased) provision for credit losses	—	—	—
Reduced (increased) income taxes	4	—	11

Increased (reduced) net income before hedging gains	(11)	1	(38)
Hedging gains (losses)	(1)	(1)	2
Income taxes thereon	—	—	(1)

Increased (reduced) net income	(12)	—	(37)

Value Measures
Annualized ROE was 16.5% for the quarter, compared with 19.5% in the second quarter and 21.0% in the third quarter of 2004. For the year to date, annualized ROE was 18.4%, ahead of our annual target of 17% to 18% ROE but below the 20.0% return of the comparable period in 2004.
EPS of $1.05 decreased $0.19 or 15% from the third quarter of 2004 and $0.11 or 9.5% from the second quarter. Year to date, EPS of $3.37 was up $0.01 or 0.3% from the comparable period a year ago. Excluding the reduction in the general allowance in each of 2005 and 2004, EPS for the year-to-date period was up 3.4%, compared with our annual target of 3% to 8% EPS growth.

Net economic profit (NEP) was $212 million (see the Non-GAAP Measures section), compared with $339 million in the third quarter of 2004. Year to date, NEP was $799 million, down from $879 million in the first nine months of 2004.
The total shareholder return (TSR) on an investment in BMO common shares was 8.8% in the third quarter and 13.8% for the twelve months ended July 31, 2005. BMO’s average annual TSR for the five-year period ended July 31, 2005 was 17.4%, consistent with the six-bank average. The comparable S&P/TSX composite average annual total return was 1.8%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Performance Overview. Net income by operating group is reviewed in more detail in the following Review of Operating Group Performance.
Net income from U.S.-based businesses totalled $85 million or 15.7% of BMO’s net income in the quarter, compared with $190 million and 29.6% a year ago. U.S. results in the comparative period benefited from that quarter’s net recovery of credit losses and interest collected on loans that were previously impaired or written off.
Year to date, net income from U.S.-based businesses totalled $370 million or 21.2% of BMO’s net income, compared with $367 million and 20.9% for the comparable period in 2004. Higher relative U.S.-based earnings in the first quarter of 2005 were largely offset by lower relative earnings in the third quarter. The higher U.S.-based earnings in the first quarter of 2005 were primarily due to a lower provision for credit losses, a change in accounting for merchant banking investments and stronger trading revenues in the first quarter of 2005, and to the $19 million adjustment to future income tax liabilities in the first quarter of 2004.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
Total revenue and variances in total revenue were reviewed in the preceding Performance Overview section.
Trading revenue includes both net interest income and non-interest revenue. BMO’s overall trading revenue in the third quarter was unchanged from the second quarter and up somewhat from the third quarter a year ago. However, net interest trading revenue was down relative to comparative periods, largely due to higher funding costs. Non interest trading revenue in the third quarter rose relative to comparative periods, as explained in the discussions of non-interest revenue that follow.
Net interest margin was 1.65% in the third quarter of 2005, down 22 basis points from a year ago. Net interest margin was lower in both U.S. and Canadian retail and commercial banking and in Investment Banking Group. On November 1, 2004, we commenced the consolidation of certain of our customer securitization vehicles, pursuant to the adoption of the CICA’s new accounting requirement on the consolidation of VIEs. This lowered net interest margin in the first and second quarters of 2005 relative to comparable periods as it resulted in the inclusion of approximately $21 billion of average assets in BMO’s balance sheet. On April 29, 2005, we completed the restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date. BMO’s net interest margin in the first and second quarters was approximately 12 basis points lower and for the year to date was approximately 8 basis points lower than it would have been if we were not required to consolidate VIE assets in those periods. Investment Banking Group’s net interest margin was lower than it would have been by approximately 9 basis points in the first and second quarters and by approximately 6 basis points for the year to date. Relative to the second quarter, BMO’s net interest margin in the third quarter increased by 5 basis points as personal and commercial banking margins in Canada rose modestly but declined in the United States. Net interest margin in Investment Banking Group declined due to rising short-

term interest rates in the United States and a low spread between longer-term and short-term rates. Net interest margin declined for the year to date, largely due to the same factors discussed above.
Net Interest Margin (teb)

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(in basis points)	Q3-2005	vs. Q3-2004	vs. Q2-2005	YTD-2005	vs. YTD-2004
P&C Canada	266	(7)	2	266	(5)
P&C United States	343	(29)	(12)	352	(35)

Personal and Commercial Client Group	279	(10)	—	280	(8)
Private Client Group	806	101	(27)	809	58
Investment Banking Group	58	(43)	(7)	64	(26)
Corporate Support, including T&S	nm	nm	nm	nm	nm

Total BMO	165	(22)	5	163	(20)

nm — not meaningful
Net interest income was $1,244 million in the third quarter, a decrease of $28 million from a year ago. Average assets were $29 billion higher, of which approximately two-thirds was attributable to Investment Banking Group and the remainder to Canadian and U.S. personal and commercial banking products. Net interest margin was 22 basis points lower. Net interest margin declined in Canadian personal and commercial banking primarily due to a shift in customer product preferences toward lower spread products and increased competition in the sustained low interest rate environment. Net interest margin also declined in U.S. retail and business banking, due to competitive pressures limiting our ability to pass on higher short-term rates to loan customers and due to lower rates earned on longer-term deposits. Investment Banking Group net interest margin declined due to cash collections recorded in the prior year on previously impaired loans, and to lower spreads on corporate loans in the competitive rate environment in the United States and in interest rate sensitive businesses due to the current interest rate environment.
Relative to the second quarter, net interest income was $32 million higher, as the impact of three more calendar days in the third quarter and volume growth in Canadian and U.S. personal and commercial banking was only partially offset by lower net interest income in Investment Banking Group. Average assets declined $12 billion, due to no longer consolidating the $21 billion of VIE assets. Net interest margin in the Personal and Commercial Client Group was unchanged as higher spreads in Canadian personal and commercial banking were offset by a decline in the United States. Net interest margin in Investment Banking Group declined 7 basis points but would have declined by 16 basis points if it were not for discontinuing the consolidation of VIE assets at the end of the second quarter. The Group’s margin declined due to rising short-term interest rates in the United States, a lower spread between longer-term and short-term rates and lower trading margins due to higher funding costs.
Year to date, net interest income decreased $49 million to $3,682 million. Average assets increased $30 billion, of which approximately $14 billion related to VIE assets. There was asset growth in both Investment Banking Group and Personal and Commercial Client Group. Net interest income declined in Investment Banking Group due to the interest rate environment and competitive market conditions. Net interest income was higher in Personal and Commercial Client Group due to volume growth. BMO’s overall net interest margin was down 20 basis points, of which 8 basis points was attributable to the consolidation of the VIEs. In the year ago period, there was a $44 million loss on unwinding hedges in Investment Banking Group but its effect on BMO’s margin was offset by the $42 million impact of a change in accounting for mortgage loan prepayment fees in Corporate Support.
Non-interest revenue in the quarter increased $76 million or 6.6% from the third quarter of the prior year to $1,197 million, driven by increases in trading revenues and net investment securities gains, in part due to this quarter’s $16 million net increase in the fair value of merchant banking investments. There was also growth in card fees, mutual fund and insurance revenues, securities commissions, and debt underwriting and mergers and acquisitions fees. Securitization revenues declined as a tranche of our credit card loans securitization matured in the first quarter of 2005.
Relative to the second quarter, non-interest revenue decreased $19 million or 1.7%. Other non-interest revenue in the second quarter included a $44 million gain related to restructuring VIEs. Net investment securities gains were significantly higher, as was non-interest trading revenue. Lending fees, card services, mergers and acquisitions fees and debt underwriting fees also increased, while securities commissions declined in both Private Client Group and Investment Banking Group.
Year to date, non-interest revenue increased $148 million or 4.2% to $3,626 million. Card fees were significantly higher, in part due to a $51 million adjustment in the second quarter of 2004. Non-interest trading revenue increased, in part due to the $26 million impact of the change in accounting for investments in BMO shares held by subsidiaries in the first quarter a year ago. Other revenue, which includes a number of sundry revenues, was much higher, due in part to the gain on restructuring VIEs, while mutual fund and insurance revenues also rose. Overall growth was reduced by lower net gains on investment securities. Net investment securities gains were $86 million for the current year to date, of which $42 million related to the change in accounting for merchant banking investments, compared with $138 million in 2004. Equity and debt underwriting fees declined, while securitization revenues also fell, due to the maturity of the tranche of our credit card loans securitization. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.
Non-Interest Expense
Non-interest expense in the third quarter of 2005 increased $41 million or 2.6% from a year ago to $1,579 million, in part due to the $15 million impact of acquired businesses. Expense growth was mitigated by the $39 million impact of the weaker U.S. dollar. Performance-based compensation costs were higher in both Private Client Group and Investment Banking Group, as the latter’s reduced revenues were concentrated in businesses with low variable costs.
Non-interest expense was unchanged from the second quarter. Expenses in the second quarter included a $25 million litigation provision, the impact of which on comparisons was partially offset by three more calendar days in the third quarter. Performance-based compensation costs were modestly lower than in the second quarter.
Year to date, non-interest expense increased $27 million or 0.6% from a year ago to $4,691 million. The increase was due to the $42 million impact of acquired businesses, the $25 million litigation provision in the second quarter and other cost increases. These were partially offset by the $112 million impact of the weaker U.S. dollar. Performance-based compensation costs were modestly higher.
The non-interest expense-to-revenue ratio (productivity ratio) was 64.7% in the third quarter, compared with 64.3% a year ago and 65.0% in the second quarter. The cash productivity ratio of 63.8% in the quarter deteriorated 59 basis points from a year ago, while the year-to-date cash productivity ratio of 63.2% improved 40 basis points from the comparable period in 2004.

Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q3-2005	Q2-2005	Q3-2004	YTD-2005	YTD-2004
New specific provisions	113	108	89	314	404
Reversals of previously established allowances	(19)	(47)	(99)	(100)	(268)
Recoveries of loans previously written off	(21)	(15)	(60)	(52)	(106)

Specific provision for credit losses	73	46	(70)	162	30

Reduction of the general allowance	—	(40)	(40)	(40)	(120)

Provision for (recovery of) credit losses	73	6	(110)	122	(90)

Specific PCL as a % of average net loans and acceptances (annualized)	0.17%	0.11%	(0.18% )	0.13%	0.03%
PCL as a % of average net loans and acceptances (annualized)	0.17%	0.01%	(0.28% )	0.10%	(0.08% )

Changes in Gross Impaired Loans and Acceptances (GIL)

GIL, Beginning of Period	1,052	1,089	1,503	1,119	1,918

Additions to impaired loans & acceptances	91	138	66	318	498
Reductions in impaired loans & acceptances	(96)	(68)	(157)	(211)	(774)

Net new additions (reductions)	(5)	70	(91)	107	(276)
Write-offs	(115)	(107)	(109)	(294)	(339)

GIL, End of Period	932	1,052	1,303	932	1,303

GIL as a % of gross loans & acceptances	0.54%	0.61%	0.82%	0.54%	0.82%
GIL as a % of equity and allowances for credit losses	5.92%	6.77%	8.90%	5.92%	8.90%

The provision for credit losses totalled $73 million in the quarter, compared with $6 million in the second quarter and a $110 million net recovery of credit losses in the third quarter a year ago. Specific provisions totalled $73 million in the quarter, compared with $46 million in the second quarter and a $70 million specific recovery a year ago. There was no reduction in the general allowance in the quarter, compared with a $40 million reduction in each of the comparative quarters.
Year to date, the provision for credit losses totalled $122 million, compared with a net recovery of $90 million in the comparable year-to-date period. The provision in the current year consists of specific provisions of $162 million and a $40 million reduction in the general allowance, compared with specific provisions of $30 million and a $120 million reduction in the general allowance in the year-ago period.
The components of the specific provision are outlined in the foregoing Provisions for Credit Losses table. Specific provisions in the third quarter represent an annualized 17 basis points of average net loans and acceptances, including securities purchased under resale agreements, up from the second quarter and a year ago. Specific provisions for the year to date represent an annualized 13 basis points of average net loans and acceptances, compared with 3 basis points a year ago and the 34 basis points average of the past five fiscal years.
BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities purchased under resale agreements, represented 86.4% of the loan portfolio at the end of the third quarter, compared with 86.1% in the second quarter and 86.3% at the end of fiscal 2004.
Asset quality conditions and credit performance have remained stable this quarter. Our outlook on credit quality remains positive for the balance of 2005, as BMO has acceptably low exposure to sectors of concern, corporate default rates are low and U.S. economic growth, while slowing, is expected to remain relatively solid. We expect the credit environment to remain stable over the next several months, with some weakness potentially developing towards the end of 2005 or early 2006. The rise of the Canadian dollar has had little impact on the Canadian economy to date; however, further strengthening of the dollar may impact the quality of the Canadian commercial/corporate loan portfolio, affecting those industries that depend heavily on exports or for which there is substantial import competition, including automotive and forestry. Recent high energy prices may also impact asset quality conditions and credit performance, particularly for those industry sectors for which fuel input costs are high relative to total costs, including air, rail and truck transportation. High energy prices may also impact those sectors where oil is an important feedstock or for which process heating is an important element in overall production. These include the chemicals, resins, plastics, rubber and metals sectors. The retail sector would also be affected if lower disposable incomes lead to reductions in consumer spending.
We continue to anticipate that specific provisions in fiscal 2005 will be $275 million or less, down from our 2005 target of $400 million or less that was established at the beginning of the year.
New impaired loan formations totalled $91 million in the quarter, down from $138 million in the second quarter but up from $66 million a year ago. Some volatility in impaired loan formations by quarter is quite normal and formations are in line with expectations at this stage of the economic cycle. Year to date, formations were $318 million, down $180 million or 36% from the same period a year ago.
There were no sales of impaired loans during the quarter, compared with loan sales of $31 million and associated reversals and recoveries totalling $11 million in the second quarter. Sales of impaired loans in the third quarter of 2004 amounted to $32 million, with associated reversals and recoveries of $9 million.
Gross impaired loans were $932 million at the end of the quarter, down $120 million from the second quarter and $187 million from the end of fiscal 2004. Factors contributing to the reductions are outlined in the preceding table. Gross impaired loans represented 0.54% of gross loans and acceptances, compared with 0.61% at the end of the second quarter and 0.71% at the end of 2004. Impaired loans have declined for nine consecutive quarters and are at their lowest level in the past five years. Net impaired loans, after deduction of $228 million of specific allowances for loan losses, totalled $704 million, compared with $815 million at the end of the second quarter and $821 million at the end of fiscal 2004.
The total allowance for credit losses of $1,200 million at the end of the third quarter was comprised of total specific allowances of $228 million and a general allowance of $972 million. Specific allowances were down $199 million from a year ago and $26 million from the second quarter. The decrease in specific allowances from a year ago was due to high levels of reversals and write-offs relative to new specific provisions in 2005. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed for adequacy on a quarterly basis and was maintained at the existing level. The $11 million reduction this quarter results from the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.
BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 62 to 65 of the 2004 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting Market Value Exposure (MVE) has increased quarter-over-quarter as a result of higher commodity exposures. The increase in commodities MVE and Earnings Volatility (EV) in the third quarter of fiscal 2005 is primarily the result of limitations in our existing model. We will implement a resolution for this limitation in the fourth quarter. In the first quarter of 2005, a one-day correlated (EV) model for money market/accrual portfolios in trading and underwriting was implemented for market risk management and reporting purposes. The decrease in the 12-month earnings volatility between last year end and April 30 outlined in the following table was primarily due to the implementation of this model. There were no other significant changes to risk and liquidity and funding management practices in 2005.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value			12-month
(After-tax Canadian equivalent)	exposure (MVE)			earnings volatility
	Jul. 31	Apr. 30	Oct. 31	Jul. 31	Apr. 30	Oct. 31
	2005	2005	2004	2005	2005	2004
Trading and Underwriting **	17.8	12.5	10.0	16.5	11.4	18.0
Structural	331.4	329.7	340.2	33.1	29.6	28.0

Total	349.2	342.2	350.2	49.6	41.0	46.0

*	Measured at a 99% confidence interval
**	Trading and Underwriting MVE is equivalent to Total Trading and Underwriting VaR on an after-tax basis
Total Trading and Underwriting Value at Risk (VaR) Summary ($ millions)*

For the quarter ended April 30, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low
Commodity VaR	12.0	5.8	12.0	2.2
Equity VaR	5.7	5.4	7.1	3.8
Foreign exchange VaR	0.9	0.9	2.0	0.2
Interest rate VaR (mark-to-market)	3.3	5.0	8.9	2.9
Correlation effect	(8.4)	(8.1)	(10.2)	(6.5)

Comprehensive VaR	13.5	9.0	13.5	5.2
Interest rate VaR (accrual)	9.3	9.9	12.3	8.2
Credit spread VaR	4.7	3.6	5.0	2.7

Total VaR	27.5	22.5	27.5	18.8

*	One-day measure using a 99% confidence interval
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)	As at Jul 31, 2005		As at Oct. 31, 2004
		Earnings		Earnings
	Economic	sensitivity	Economic	sensitivity
	value	over the next	value	over the next
	sensitivity	12 months	sensitivity	12 months
100 basis point increase	(232.5)	13.4	(224.3)	9.2
100 basis point decrease	188.9	(15.7)	183.7	(20.2)

200 basis point increase	(490.3)	30.4	(470.4)	22.2
200 basis point decrease	356.8	(60.9)	332.3	(62.9)

*	Exposures are in brackets and benefits are represented by positive amounts
Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
The provision for income taxes decreased $84 million from the third quarter a year ago and increased $5 million from the second quarter to $234 million. The decline from a year ago was due to lower earnings and a lower effective tax rate. The effective tax rate for the quarter was 29.6%, compared with 32.9% in the third quarter a year ago and 27.2% in the second quarter (30.6% excluding a $20 million recovery of prior years’ income taxes and $29 million of non-taxable revenue on restructuring VIEs).
Year to date, the provision for income taxes declined $158 million to $710 million. There was a $52 million recovery of prior years’ income taxes recorded in the first six months of this year and a $19 million increase to the provision for future income tax liabilities related to U.S. real estate recorded in the first quarter of 2004. The effective tax rate for the year to date was 28.4% (31.0% excluding the $29 million of non-taxable revenue from restructuring VIEs and a $52 million recovery of prior years’ income taxes), down from 32.9% (32.2% excluding the increase to the provision for future income tax liabilities) in the comparable period a year ago. We now expect that the effective rate for fiscal 2005 will be 28.5% to 29.5% and consider the sustainable rate to be 31% to 32%.
BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period.
The U.S. dollar weakened in the third quarter after having strengthened during the first two quarters of 2005. As such, hedging of the investments in U.S. operations has given rise to a hedging gain in the third quarter and hedging losses in the first two quarters of the year. These resulted in an income tax expense of $93 million in shareholders’ equity for the quarter and an income tax recovery of $14 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.
Summary Quarterly Results Trends

	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
(Canadian $ in millions, except as noted)	2005	2005	2005	2004	2004	2004	2004	2003
Total revenue (teb)	2,441	2,428	2,439	2,279	2,393	2,445	2,371	2,380
Provision for (recovery of) credit losses	73	6	43	(13)	(110)	5	15	95
Non-interest expense	1,579	1,579	1,533	1,493	1,538	1,565	1,561	1,545

Net income	541	600	602	551	643	591	521	501

Basic earnings per share ($)	1.07	1.19	1.18	1.08	1.27	1.16	1.02	0.99
Diluted earnings per share ($)	1.05	1.16	1.16	1.06	1.24	1.12	1.00	0.97

Operating group net income:
P&C — Canada	276	263	263	235	241	181	215	221
P&C — Chicagoland	31	30	31	32	27	25	26	29

Personal and Commercial Client Group	307	293	294	267	268	206	241	250
Private Client Group	63	77	73	53	58	63	53	41
Investment Banking Group	184	206	237	191	230	206	205	178
Corporate Support, including T&S	(13)	24	(2)	40	87	116	22	32

BMO Financial Group net income	541	600	602	551	643	591	521	501

The limited impact of seasonal factors affecting BMO’s results was outlined on page 67 of the 2004 Annual Report. Quarterly results sometimes include significant items that impact the level of earnings and trend analysis. As explained in other sections of this document, the net impact of such items increased earnings somewhat in the first and second quarters of 2004 and, to a greater degree, in the third quarter of 2004 and first and second quarters of 2005. Personal and Commercial Client Group earnings have, broadly speaking, been increasing steadily, excluding the impact of significant items. Strong volume growth with moderate increases in expenses has been partially offset by declining net interest margins due to shifts in customer preferences toward lower spread products and to competitive pressures in the low interest rate environment. Private Client Group’s results benefited from steady fee-based and managed asset growth and continued expense management, while also being subject to the variability of client trading activity. Investment Banking Group results are more volatile than our other businesses because they are dependent in part on levels of capital markets activity. Their results have been affected by the interest rate environment including, more recently, the impact of rising short-term interest rates in the United States. The Group’s net income was particularly high in the first and second quarters of 2004 because of extremely favourable capital markets conditions, and was high in the third quarter of 2004 because of very favourable credit performance, including high recoveries of principal and interest on loans that were previously written off. BMO’s provisions for credit losses declined during 2004 as we moved into a particularly favourable point of the credit cycle. Provisions were particularly favourable in the third quarter of 2004 as we recorded high levels of reversals of previous allowances and recoveries of prior write-offs. These reversals and recoveries were a significant component of the high net income in Corporate Support in that period. The weakening of the U.S. dollar has dampened revenue and expense growth over the last two years but the weakening has slowed in 2005.
Balance Sheet
Total assets of $290.4 billion increased $25.2 billion from October 31, 2004. The increase primarily reflects growth in net loans and acceptances ($15.4 billion), securities ($6.9 billion) and cash resources ($2.4 billion).
There was a $15.4 billion increase in net loans and acceptances. Residential mortgages and retail loans increased $6.6 billion, due to the low interest rate environment, the active housing market and the maturity of a tranche of our credit card loans securitization. Net loans to businesses and governments and related acceptances increased $3.9 billion due to growth in the corporate loans portfolio. Securities purchased under resale agreements increased $4.7 billion due to increased customer demand.
The $6.9 billion increase in securities was attributable to an increase in trading securities, which was largely associated with interest rate and equity derivative activities. The excess of investment securities’ market value over book value decreased $8 million from the fourth quarter to $78 million, mainly reflecting a reduction in the excess related to U.S. government securities, partially offset by Canadian corporate equity.
The $2.4 billion increase in cash resources was primarily from increased deposits with other banks to take advantage of market opportunities.
Total liabilities increased $25.2 billion from October 31, 2004, reflecting increases in deposits ($13.6 billion), securities lent or sold under repurchase agreements ($4.8 billion), securities sold but not yet purchased ($4.3 billion), derivative financial instruments ($1.0 billion) and subordinated debt ($0.7 billion).
Deposits by banks, which account for over 14% of total deposits, increased $4.6 billion and were used to fund the increases in cash resources and trading activities. Deposits by businesses and governments, which account for 46% of total deposits, increased $7.9 billion and were used to fund growth in trading activities and loans. Deposits from individuals, which account for 40% of total deposits, increased $1.1 billion and were used to fund growth in loans.
The increases in securities lent or sold under repurchase agreements and securities sold but not yet purchased funded growth in trading activities.
Contractual obligations by year of maturity were outlined in Table 24 on page 81 of BMO’s 2004 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.
Capital Management
BMO’s Tier 1 capital ratio was 9.39%, compared with 9.38% at the end of the second quarter and 9.81% at the end of 2004, remaining well above our minimum target of 8.0%. The decrease from last year end was primarily attributable to increased risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and loan and commitment growth in Investment Banking Group.
The total capital ratio was 11.08%, compared with 11.30% at the end of the second quarter and 11.31% at the end of last year. The decreases were primarily due to risk-weighted asset growth and the redemption on June 8, 2005 of our $300 million 6.60% Series B Medium Term Notes, First Tranche due 2010.
As explained in the preceding Performance Overview, on August 8, 2005, BMO announced that it had signed a definitive agreement to sell its interest in Harrisdirect. The transaction, which is subject to normal regulatory clearances, is expected to close by October 31, 2005 and add approximately 35 basis points to BMO’s Tier 1 capital ratio.

Year to date, BMO raised $1 billion of subordinated debt through the issue of Series C Medium Term Notes, First and Second Tranche, due January 2015 and April 2020, respectively, under our Canadian Medium Term Note Program. These issues, which closed on January 21 and April 22, respectively, added to BMO’s Tier 2 capital base. The net proceeds of the issues are being used for general banking purposes.
During the quarter, we repurchased 842,200 Bank of Montreal common shares for $47.4 million, representing an average cost of $56.26 per share. Year to date, we repurchased 6,141,500 shares for $343 million, representing an average cost of $55.81 per share. The 12-month normal-course issuer bid expired on August 6, 2005. There were 7,520,900 common shares repurchased under the bid, for total consideration of $417.5 million, representing an average cost of $55.51 per share. Subsequent to the quarter end, BMO’s Board of Directors authorized management to file a Notice of Intention to make a new normal course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float.
On August 4, 2005, Bank of Montreal announced its intention to redeem, on September 13, 2005, all of its $250 million 8.80% Debentures, Series 18 due 2010. The redemption, which is prompted by the high yield relative to current market rates, will lower BMO’s Total Capital ratio by approximately 16 basis points.
BMO’s dividend payout ratio for the year to date was 39.5%. On August 23, 2005, BMO announced an increase in quarterly common share dividends, raising the quarterly payment for the second time this year, by 6.5% from $0.46 to $0.49. The increase is reflective of BMO’s policy of achieving a 35% to 45% dividend payout ratio over time. Quarterly dividends have now increased 11% from a year ago.
Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of August 17, 2005	Canadian dollar amount
Common shares	500,248,133
Class B Preferred Shares
Series 5	$200,000,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000,000
Series 6	$250,000,000
Series 10	$396,000,000

Stock options
— vested	22,148,674
— non-vested	5,274,507

Notes 18 and 19 to the audited financial statements on pages 108 and 109 and the table on page 52 in the Annual MD&A included in the 2004 Annual Report provide details on share capital.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high-quality issues.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally accorded to preferred customers.

Preferred rate loan agreements were discussed in Note 24 of the audited consolidated financial statements on page 118 of the 2004 Annual Report. There were no amounts advanced under these preferred rate loan agreements in fiscal 2005.
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments, derivatives, and our involvement with VIEs, which were described on page 53 of the 2004 Annual Report. On November 1, 2004, we began consolidating our customer securitization VIEs in accordance with new accounting requirements. On April 29, we completed a restructuring of these vehicles and discontinued consolidating the vehicles at that time. These changes in accounting are more fully described in Note 2 to the attached unaudited interim consolidated financial statements. There were no other significant changes to off-balance sheet arrangements during the nine months ended July 31, 2005.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2004, audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2004, specifically, changes related to liabilities and equity, variable interest entities and merchant banking investments. These changes and their impact on results are consistent with the discussion in our Annual MD&A on page 57 of the Annual Report.
Pages 55 and 56 of the 2004 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Future Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require BMO to account for most of its investment securities and all of its derivative financial instruments at fair value. When we adopt the new rules on November 1, 2006, we will re-measure certain securities and certain derivative financial instruments at fair value, and report a new section of shareholders’ equity called comprehensive income. The impact of recording these assets and liabilities at fair value will be recognized in opening equity and results for prior periods will not be restated. We cannot currently determine the impact that these rules will have on the consolidated financial statements, as this will be dependent on the fair values of those financial instruments in the future.

REVIEW OF OPERATING GROUPS PERFORMANCE
The following sections review the financial results of each of our operating groups for the third quarter of 2005, and outline some of their business achievements in the quarter.
Periodically, certain business lines and units within the business lines are transferred between client groups to align more closely with BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 12 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.
Operating Groups Summary Income Statements and Statistics

	Q3-2005					YTD-2005
				Corp.					Corp.
				incl.					incl.
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	Total BMO	P&C	PCG	IBG	T&S	Total BMO
Net interest income (teb)	906	147	232	(41)	1,244	2,636	430	780	(164)	3,682
Non-interest revenue	422	332	416	27	1,197	1,248	1,034	1,256	88	3,626

Total revenue (teb)	1,328	479	648	(14)	2,441	3,884	1,464	2,036	(76)	7,308
Provision for (recovery of) credit losses	75	1	24	(27)	73	225	3	74	(180)	122
Non-interest expense	784	381	374	40	1,579	2,327	1,131	1,105	128	4,691

Income before income taxes and non-controlling interest in subsidiaries	469	97	250	(27)	789	1,332	330	857	(24)	2,495
Income taxes (teb)	162	34	66	(28)	234	438	117	230	(75)	710
Non-controlling interest in subsidiaries	—	—	—	14	14	—	—	—	42	42

Net income Q3-2005	307	63	184	(13)	541	894	213	627	9	1,743

Net income Q2-2005	293	77	206	24	600

Net income Q3-2004	268	58	230	87	643	715	174	641	225	1,755

Other statistics

Net economic profit	174	29	75	nm	212	497	115	302	nm	799
Return on equity	23.1%	15.5%	18.0%	nm	16.5%	22.6%	17.8%	20.7%	nm	18.4%
Cash return on equity	23.8%	17.6%	18.0%	nm	17.1%	23.3%	20.2%	20.7%	nm	19.1%
Non-interest expense-to-revenue ratio (teb)	59.1%	79.6%	57.6%	nm	64.7%	59.9%	77.3%	54.3%	nm	64.2%
Cash non-interest expense-to- revenue ratio (teb)	58.3%	76.9%	57.6%	nm	63.8%	59.1%	74.6%	54.2%	nm	63.2%
Net interest margin (teb)	2.79%	8.06%	0.58%	nm	1.65%	2.80%	8.09%	0.64%	nm	1.63%
Average common equity	5,192	1,583	3,967	2,074	12,816	5,187	1,582	3,967	1,733	12,469
Average assets ($ billions)	128.7	7.2	158.5	4.9	299.3	125.8	7.1	164.1	5.0	302.0
Full-time equivalent staff	18,721	4,735	2,154	8,477	34,087

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP (P&C)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	906	41	5%		49	6%		2,636	143	6%
Non-interest revenue	422	21	5%		8	2%		1,248	123	11%

Total revenue (teb)	1,328	62	5%		57	4%		3,884	266	7%
Provision for credit losses	75	(1)	—		(1)	—		225	—	—
Non-interest expense	784	4	1%		3	1%		2,327	26	1%

Income before income taxes and non-controlling interest in subsidiaries	469	59	14%		55	13%		1,332	240	22%
Income taxes (teb)	162	20	13%		41	31%		438	62	17%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	(1)	(100%	)

Net income	307	39	15%		14	5%		894	179	25%

Amortization of intangible assets (after tax)	10	1	6%		1	6%		27	3	10%

Cash net income	317	40	14%		15	5%		921	182	25%

Return on equity	23.1%		(3.9%	)		0.3%		22.6%		(1.5%	)
Cash return on equity	23.8%		(4.0%	)		0.3%		23.3%		(1.6%	)
Non-interest expense-to-revenue ratio (teb)	59.1%		(2.6%	)		(2.3%	)	59.9%		(3.7%	)
Cash non-interest expense-to-revenue ratio (teb)	58.3%		(2.6%	)		(2.3%	)	59.1%		(3.7%	)
Net interest margin (teb)	2.79%		(0.10%	)		—		2.80%		(0.08%	)
Average assets	128,676	9,654	8%		2,981	2%		125,771	10,124	9%

Details on the split of the segment’s Canadian and U.S. results are provided at the end of this section.
Financial Performance Review
Net income was a record $307 million for the third quarter of 2005, up $39 million or 15% from the third quarter a year ago, driven by strong volumes in both Canada and the United States and effective cost management. Relative to the second quarter, net income increased $14 million due to three additional days in the current quarter and volume growth with stable margins, partially offset by a $20 million recovery of prior years’ income taxes recorded in the previous quarter. Excluding the income tax recovery, net income increased $34 million or 13%.
Year to date, net income of $894 million rose $179 million or 25% from the comparable period a year ago. There was a $20 million recovery of prior years’ income taxes in the second quarter of 2005 and a $51 million ($33 million after tax) adjustment to credit card fees in 2004 to increase the recorded liability associated with our customer loyalty rewards program because of rising reward redemption rates. Excluding these adjustments, net income for the year-to-date period rose $126 million or 17%, driven by strong volume growth and effective cost management, partially offset by lower net interest margin.
Revenue for the quarter rose $62 million or 4.9% from the third quarter of 2004 to $1,328 million. Revenue growth in Canada was attributable to strong volume growth in personal and commercial products, including revenue from the sale of term investment products and mutual funds, partially offset by a decline in net interest margin due to the continuing shift in customer product preferences toward low spread products and competition in the low interest rate environment. Revenue increased $9 million or 4.1% in the United States. This increase was attributable to strong growth in consumer and commercial loans and the $22 million impact of acquisitions, partially offset by the effects of lower net interest margin and the $22 million impact of the weaker U.S. dollar.
Relative to the second quarter, revenue increased $57 million, largely due to volume growth in personal and commercial products in Canada and the impact of three more calendar days in the third quarter. Net interest margin was up modestly in Canada but continues to decline in the United States due to competitive pressures limiting our ability to pass on higher short-term rates to loan customers and lower rates earned on longer-term deposits. This latter trend is beginning to moderate.

Year to date, revenue increased $266 million or 7.3% to $3,884 million. In Canada, the increase was attributable to strong volume growth, particularly in commercial products, higher insurance revenues and higher card fee revenue, due in part to the adjustment recorded a year ago. In the United States, the increase was due to strong loan growth and acquisitions, partially offset by the impact of lower net interest margin and the effect of the weaker U.S. dollar. Excluding the card fees adjustment, the Group’s revenue would have increased by $215 million or 5.9%.
Non-interest expense of $784 million in the third quarter was up $4 million or 0.6% from a year ago. Expenses increased at a lower rate than revenues, resulting in solid gains in productivity. In Canada, non-interest expense was up a modest $1 million. Increased expense in the United States was due to acquisitions and the costs of 8 new branches opened in the past twelve months, partially offset by the $15 million impact of the weaker U.S. dollar. Relative to the second quarter, non-interest expense rose $3 million or 0.5%, primarily due to the impact of three more calendar days in the third quarter and acquired businesses, partially offset by other cost reductions.
For the year to date, non-interest expense was up $26 million or 1.1% to $2,327 million, in part due to acquired businesses and related integration costs in the United States. Expense growth was reduced by the $41 million impact of the weaker U.S. dollar.
The Group’s productivity ratio in the quarter improved 260 basis points from a year ago and 230 basis points from the second quarter to 59.1%. Year to date, the productivity ratio improved 370 basis points to 59.9%. Excluding the card fees adjustment of a year ago, the productivity ratio for the year to date improved by 280 basis points from a year ago. In the United States, our productivity ratio improved 140 basis points from the third quarter a year ago and 180 basis points for the year to date.
Net income from U.S. operations included in results above represented 10.1% of total Personal and Commercial Client Group net income in the third quarter of 2005, compared with 10.3% in the prior year and 10.4% in the second quarter. Year to date, earnings from U.S. operations represented 10.3% of the Group’s net income, compared with 11.0% a year ago. The ratios were affected by the $20 million recovery of prior years’ income taxes in 2005 and the $33 million after-tax card fees adjustment in 2004, both recorded in Canadian operations.
BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $108 million of corporate mid-market revenue and $33 million of net income in U.S. results for the quarter.
If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 18.8% of the Group’s earnings for the quarter, compared with 10.1% as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 23.5% of the Group’s revenue for the quarter, compared with 17.3% as currently reported. On a similarly-adjusted basis, the non-interest expense-to-revenue ratio for this quarter would be 57.8%, compared with 59.1% as currently reported.
Overall revenues and net income of the mid-market banking unit have declined relative to comparative periods due to lower spreads in both corporate banking loans and cash management services. Corporate banking assets continue to grow, while deposits have declined in cash management.

Personal and Commercial Client Group Adjusted to Include U.S.-based Mid-market Business

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD-2004
United States — revenue	338	(23)	(6%	)	(3)	(1%	)	1,010	(39)	(4%	)
Total revenue (teb)	1,436	30	2%		52	4%		4,220	187	5%

United States — net income	64	(20)	(25%	)	(1)	(2%	)	199	(32)	(14%	)
Total net income	340	15	5%		12	4%		1,001	133	15%

United States — non-interest expense-to-revenue ratio	63.4%		4.8%			—		62.0%		3.5%
Total — non-interest expense-to-revenue ratio	57.8%		(0.9%	)		(1.9%	)	58.2%		(2.2%	)

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on pages 37 and 39 of BMO’s 2004 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2005 priorities are listed below.
•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $7.9 billion or 7.9% from the third quarter of 2004 and $2.9 billion or 2.8% from the second quarter. Personal and commercial deposits grew $2.4 billion or 6.0% from a year ago and $1.5 billion or 3.6% from the second quarter.

•	In Canada, the most recently available data (March 2005) indicates that BMO continued to rank second in business banking market share for business loans $5 million and below. Business banking market share increased 14 basis points to 18.9% from the previous period (December 2004). BMO exhibited strong volume and market share performance in all three market segments: independent business, small and medium-sized enterprises and the mid-market segments. Business banking market share statistics are issued by the Canadian Bankers Association on a one-calendar quarter lag basis.

•	In Canada, the most recently available data indicates that our total share of the banking industry’s personal market business was 13.0%, consistent with the second quarter. Growth in mutual funds and residential mortgages was offset primarily by a decline in personal deposits. Compared to the same quarter a year ago, personal market share declined 20 basis points, as strong growth in mutual funds was more than offset by declines in personal loans and deposits. Personal market share statistics are issued on a one-month lag basis.

•	The latest BMO Connect development targeted enhanced customer conversations with the creation of a centralized book of record to store customer information. This release incorporates business standards to ensure customer information is stored in a consistent, high quality and user-friendly format.

•	In the United States, loans increased $2.8 billion or 22.6% from a year ago, in part due to the $1.1 billion impact of acquisitions. Consumer loans continued to grow strongly, increasing 16.7% in a highly competitive market. Indirect auto loans increased $502 million or 18.1% and small business loans grew $1.1 billion or 31.0% as businesses continued to increase their borrowings.

•	During the quarter, we entered into a definitive agreement to purchase Edville Bankcorp, Inc. and its subsidiary, Villa Park Trust and Savings Bank (Villa Park Bank) for $81 million. Founded in 1922, Villa Park Bank is a privately held community bank with US$288 million in assets and US$263 million in deposits as of March 31, 2005. Headquartered in Villa Park, Illinois, the bank focuses on retail banking and has two locations in the DuPage County region, its main location in Villa Park and a branch location in Lombard. The transaction is expected to close in the fall of 2005, subject to receipt of regulatory approval.

•	In April, we opened a new branch in Mount Prospect, Illinois. With this opening, we have grown the Harris community banking network to 171 locations in Chicagoland and 190 overall including our branches in Northwest Indiana. Branch expansion is on target with our goal of 174 locations in Chicagoland by the end of fiscal 2005. We plan to open branches in Highland Park, Lake Villa and Palatine in September, which, together with the pending addition of Villa Park’s 2 locations, will result in 176 locations by year end. With 19 locations in Northwest Indiana, Harris will end the fiscal year at 195 locations and remains on target to reach 200 locations in Chicagoland and 20 in Northwest Indiana by 2007.

•	The business integration of Mercantile Bancorp Inc., located in Northwest Indiana, continues. Early revenue growth and cost reduction results are encouraging.

•	Our charter consolidation took place at the end of May and was an outstanding success, with no disruption to customer service. Customers can now transact business with greater ease, making deposits and loan payments at any Harris Chicagoland location and through online and telephone banking. We anticipate benefits to start to accrue in 2006 as system modifications and business processes become fully integrated.

P&C — Canada

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD 2004
Net interest income (teb)	717	29	4%		45	7%		2,088	99	5%
Non-interest revenue	381	24	7%		10	3%		1,122	127	13%

Total revenue (teb)	1,098	53	5%		55	5%		3,210	226	8%
Provision for credit losses	67	(2)	(1%	)	(1)	(1%	)	202	(2)	(1%	)
Non-interest expense	614	1	—		3	1%		1,831	9	—

Income before income taxes and non-controlling interest in subsidiaries	417	54	15%		53	14%		1,177	219	23%
Income taxes (teb)	141	19	14%		40	36%		375	55	17%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	(1)	(100%	)

Net income	276	35	15%		13	5%		802	165	26%

Amortization of intangible assets (after tax)	3	1	50%		2	+100%		8	2	33%

Cash net income	279	36	15%		15	5%		810	167	26%

Non-interest expense-to-revenue ratio (teb)	56.0%		(2.8%	)		(2.5%	)	57.0%		(4.1%	)
Cash non-interest expense-to-revenue ratio (teb)	55.8%		(2.7%	)		(2.5%	)	56.8%		(4.0%	)
Net interest margin (teb)	2.66%		(0.07%	)		0.02%		2.66%		(0.05%	)
Average assets	106,765	6,572	7%		2,357	2%		104,933	6,693	7%

P&C — Chicagoland

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	189	12	7%		4	3%		548	44	9%
Non-interest revenue	41	(3)	(9%	)	(2)	(7%	)	126	(4)	(4%	)

Total revenue (teb)	230	9	4%		2	1%		674	40	6%
Provision for credit losses	8	1	15%		—	—		23	2	5%
Non-interest expense	170	3	2%		—	—		496	17	4%

Income before income taxes and non-controlling interest in subsidiaries	52	5	11%		2	4%		155	21	15%
Income taxes (teb)	21	1	8%		1	7%		63	7	13%
Non-controlling interest in subsidiaries	—	—	—		—	—		—	—	—

Net income	31	4	13%		1	2%		92	14	17%

Amortization of intangible assets (after tax)	7	—	—		(1)	(13%	)	19	1	6%

Cash net income	38	4	10%		—	—		111	15	16%

Non-interest expense-to-revenue ratio (teb)	73.9%		(1.4%	)		(0.8%	)	73.6%		(1.8%	)
Cash non-interest expense-to-revenue ratio (teb)	70.5%		(1.4%	)		(0.7%	)	70.2%		(1.9%	)
Net interest margin (teb)	3.43%		(0.29%	)		(0.12%	)	3.52%		(0.35%	)
Average assets	21,911	3,082	16%		624	3%		20,838	3,431	20%

P&C — Chicagoland Select Financial Data (US$ in millions)
Net interest income (teb)	153	22	17%		4	3%		446	68	18%
Non-interest revenue	33	—	—		(3)	(8%	)	104	5	5%

Total revenue (teb)	186	22	13%		1	1%		550	73	15%
Non-interest expense	138	14	11%		—	—		405	45	13%
Net Income	25	5	25%		—	—		75	15	25%
Average assets	17,743	3,711	26%		489	3%		16,987	3,902	30%

PRIVATE CLIENT GROUP (PCG)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	147	17	14%		4	2%		430	29	7%
Non-interest revenue	332	16	5%		(28)	(8%	)	1,034	28	3%

Total revenue (teb)	479	33	7%		(24)	(5%	)	1,464	57	4%
Provision for credit losses	1	—	—		—	—		3	(1)	(18%	)
Non-interest expense	381	24	7%		(1)	—		1,131	(11)	(1%	)

Income before income taxes	97	9	12%		(23)	(20%	)	330	69	27%
Income taxes (teb)	34	4	20%		(9)	(23%	)	117	30	35%

Net income	63	5	8%		(14)	(19%	)	213	39	22%

Amortization of intangibles (after tax)	8	(3)	(27%	)	(2)	(20%	)	28	(5)	(15%	)

Cash net income	71	2	3%		(16)	(18%	)	241	34	16%

Return on equity	15.5%		0.8%			(4.3%	)	17.8%		3.0%
Cash return on equity	17.6%		—			(4.9%	)	20.2%		2.6%
Non-interest expense-to-revenue ratio (teb)	79.6%		(0.7%	)		3.8%		77.3%		(3.9%	)
Cash non-interest expense-to-revenue ratio (teb)	76.9%		0.1%			3.6%		74.6%		(3.2%	)
Net interest margin (teb)	8.06%		1.01%			(0.27%	)	8.09%		0.58%
Average assets	7,223	(66)	(1%	)	155	2%		7,112	(13)	—

PCG U.S. Business Select Financial Data (US$ in millions)
Total revenue	99	(6)	(6%	)	(5)	(5%	)	308	(18)	(6%	)
Non-interest expense	109	1	1%		10	10%		308	(22)	(7%	)
Net income	(6)	(4)	(+100%	)	(9)	(100%	)	—	2	+100%
Cash net income	—	(4)	(+100%	)	(11)	(100%	)	22	1	5%
Average assets	2,812	21	1%		71	3%		2,806	33	1%

Financial Performance Review
Net income of $63 million increased $5 million or 7.6% from the third quarter of 2004. Earnings growth was achieved through both higher non-interest revenue and net interest income as the Group benefited from strong fee-based and managed asset growth and improved spreads. Relative to the second quarter of 2005, net income decreased $14 million or 19%, due to lower commission revenue. Year to date, net income improved by $39 million or 22% from the comparable period in 2004.
Revenue of $479 million in the third quarter rose $33 million or 7.4% from a year ago, but would have increased $45 million or 10% if the Canadian/U.S. dollar exchange rate had remained unchanged. The Group’s continued focus on revenue generating initiatives and relatively favourable market conditions resulted in strong commission and fee-based revenue growth in full-service investing. Increased managed-asset levels and positive net sales drove higher revenues in mutual fund businesses, while term investment products revenue rose on improved spreads.
Compared to the second quarter of 2005, revenue decreased $24 million or 5.1%, due primarily to softer client trading activity in full-service investing and moderately lower commission revenue in direct investing businesses. Year to date, revenue increased $57 million or 4.1% from the comparable period in 2004, but would have grown $90 million or 6.4% if the Canadian/U.S. dollar exchange rate had remained unchanged. Higher revenues in full-service investing, mutual fund businesses and term investment products more than offset lower commission revenue in direct investing.
Non-interest expense of $381 million in the third quarter increased $24 million or 6.4% from a year ago, but would have increased $35 million or 9.7% if the Canadian/U.S. dollar exchange rate had remained unchanged. Higher expense levels were attributable primarily to increased revenue-based costs. The Group’s productivity ratio improved 70 basis point from the third quarter of a year ago. Relative to the second quarter of 2005, non-interest expense decreased $1 million or 0.4%. Higher non-revenue-based operating costs offset lower performance-based compensation costs. Year to date, expenses decreased $11 million or 1.0%, but would have increased $20 million or 1.7% if the Canadian/U.S. dollar exchange rate had remained unchanged. Year to date, the productivity ratio improved 320 basis points.
All amounts in the following discussion on U.S. operations are stated in U.S. dollars. The net loss from U.S. operations was $6 million in the third quarter, compared with $2 million a year ago. Revenue declined $6 million or 5.9%, as the impact of pricing reductions and softer client trade volumes in our direct investing business more than offset fee-based revenue growth. Non-interest expense was relatively unchanged from a year ago. U.S. operations’ productivity ratio deteriorated by 680 basis points. Year to date, the net loss from U.S. operations was $nil, compared with a net loss of $2 million a year ago.
Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on page 43 of BMO’s 2004 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2005 objectives are listed below.
•	The Group’s $295 billion of assets under management and administration, including term deposits, increased $13 billion or 5% year-over-year. Excluding the effect of the weaker U.S. dollar on U.S.-based assets, the Group’s assets under management increased 9% and assets under administration increased 10%. Term investment products declined 2%.

•	Full-service brokerage assets grew 15% year-over-year to $83 billion. North American Direct Investing assets were $55 billion, an increase of 9% excluding the effect of the weaker U.S. dollar on U.S.-based assets.

•	Guardian Group of Funds Ltd. and BMO Mutual Funds continue to outperform the mutual fund industry, with quarterly net sales exceeding the industry average.

•	Fullgoal Fund Management Company Ltd. was recently granted a license to manage corporate pension plan assets in China. Fullgoal is now one of only 29 mutual fund companies and one of only three foreign financial institution joint ventures currently licensed to manage such plans.

•	On August 8, 2005, BMO announced that it had signed a definitive agreement to sell its interest in its U.S. direct investing operation, Harrisdirect, to E*TRADE Financial Corporation. The transaction, which is subject to normal regulatory clearances, is expected to close by our fiscal year end in October 2005.

INVESTMENT BANKING GROUP (IBG)

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	232	(122)	(35%	)	(41)	(15%	)	780	(200)	(21%	)
Non-interest revenue	416	62	17%		9	2%		1,256	70	6%

Total revenue (teb)	648	(60)	(9%	)	(32)	(5%	)	2,036	(130)	(6%	)
Provision for credit losses	24	19	100%		(1)	(4%	)	74	(20)	(21%	)
Non-interest expense	374	20	5%		15	4%		1,105	(10)	(1%	)

Income before income taxes	250	(99)	(28%	)	(46)	(15%	)	857	(100)	(10%	)
Income taxes (teb)	66	(53)	(44%	)	24	26%		230	(86)	(27%	)

Net income	184	(46)	(20%	)	(22)	(11%	)	627	(14)	(2%	)

Amortization of intangible assets (after tax)	—	(2)	(100%	)	(1)	(100%	)	1	(1)	(50%	)

Cash net income	184	(48)	(21%	)	(23)	(11%	)	628	(15)	(2%	)

Return on equity	18.0%		(2.6%	)		(2.9%	)	20.7%		1.5%
Cash return on equity	18.0%		(2.7%	)		(2.9%	)	20.7%		1.4%
Non-interest expense-to-revenue ratio (teb)	57.6%		7.6%			4.7%		54.3%		2.8%
Cash non-interest expense-to-revenue ratio (teb)	57.6%		7.9%			4.8%		54.2%		2.8%
Net interest margin (teb)	0.58%		(0.43%	)		(0.07%	)	0.64%		(0.27%	)
Average assets	158,478	18,729	13%		(14,488)	(8%	)	164,096	19,285	13%

IBG U.S. Business Select Financial Data (US$ in millions)
Total revenue	238	(22)	(8%	)	(27)	(10%	)	776	16	2%
Non-interest expense	132	3	2%		4	3%		367	(18)	(5%	)
Net income	58	(28)	(33%	)	(23)	(28%	)	231	19	9%
Average assets	33,694	5,016	17%		(2,930)	(8%	)	35,107	3,710	12%

Financial Performance Review
Net income for the third quarter of 2005 was $184 million, a decline of $46 million or 20% from the strong performance of a year ago. Results in the year-ago period benefited from a $39 million ($25 million after tax) recovery of a credit loss and $20 million ($13 million after tax) of interest revenue collected on a single loan that was previously written off. Excluding the foregoing items, net income decreased $8 million.
Relative to the second quarter, net income declined $22 million or 11%. The second quarter benefited from the net impact of $44 million ($37 million after tax) of revenue recognized on the restructuring of VIEs.
Year to date, net income was $627 million, a decline of $14 million from a year ago. Results in 2005 included: the Group’s $40 million ($27 million after tax) share of the gain recorded on the change in accounting for merchant banking investments; the $44 million ($37 million after tax) of revenue recognized on restructuring VIEs; and a $32 million recovery of prior years’ income taxes recorded in the first quarter. Results in 2004 included: the $38 million after tax impact of amounts recovered on a loan that had been previously written off; and $52 million of unusually high net investment securities gains that were mostly offset by $44 million of interest expense on the unwinding of hedge contracts associated with the fixed income investment securities that were sold in the second quarter of 2004. Adjusting for the foregoing items in both periods, net income for the year-to-date period in 2005 was $531 million, a decline of $68 million or 11% from a year ago.
Revenue for the third quarter of 2005 was $648 million, a decline of $60 million or 8.6% from a year ago. Reduced revenue was largely related to lower net interest income associated with the interest collections in 2004 on the loan that had been previously written off, and compressed spreads in our interest rate sensitive business as a result of the interest rate environment, lower spreads on corporate loans and our strategy of reducing non-core assets. Non-interest revenue increased due to a $27 million increase in investment securities gains, of which $16 million related to the net increase in the fair value of merchant banking investments, and growth in debt underwriting, mergers and acquisitions activity and commission revenue. Trading income increased as higher foreign exchange and commodities were only partially offset by lower equity revenues. The weaker U.S. dollar contributed to the reduction in revenue.

Relative to the second quarter, revenue declined $32 million or 5.0%, due to the VIE revenue in the second quarter. There was a $30 million increase in net investment securities gains, growth in debt underwriting and mergers and acquisitions activities and reductions in equity underwriting and commission revenue as client activities declined.
Year to date, revenue fell $130 million or 6.0% from the comparable period a year ago. Excluding the significant items outlined previously, revenue declined $186 million or 9.1%. The reduction was largely due to lower net interest income, while non-interest revenue was higher. The year-over-year changes were largely attributable to the same factors that caused the reduction in the current quarter’s revenues relative to a year ago.
The provision for credit losses in the third quarter of 2005 was $24 million, compared with $5 million in the third quarter a year ago and $25 million in the second quarter of 2005. As indicated previously, results in the year ago period benefited from an amount recovered on a loan that was previously written off. Year to date, the provision for credit losses was $74 million, compared with $94 million in the comparable period a year ago.
Non-interest expense of $374 million in the third quarter increased $20 million or 5.0% from a year ago, primarily because of higher performance-based compensation as reduced revenues were concentrated in businesses with low variable costs, partially offset by the impact of the weaker U.S. dollar. Expenses were up $15 million or 4.0% relative to the second quarter, due to higher computer and other costs. Year to date, non-interest expense was $1,105 million, down $10 million or 1.0% from the comparable period a year ago.
The Group’s productivity ratio for the quarter deteriorated 760 basis points to 57.6%. Revenue declined more than expenses, as the declines in revenues were primarily concentrated in businesses with relatively low variable costs. The productivity ratio deteriorated 470 basis points from the second quarter and the year-to-date productivity ratio deteriorated 280 basis points to 54.3%.
Net income from U.S. operations represented 39% of Group net income this quarter, compared with 50% a year ago and 49% in the second quarter of 2005. U.S. results in the second quarter included $29 million of the $37 million related to VIEs as well as high trading revenue. U.S. results in the prior year benefited from a $39 million recovery of credit losses and $20 million of interest revenue collected on a single loan that was previously written off.
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Overall revenues and net income of the mid-market banking unit have declined relative to comparative periods due to lower spreads in both corporate banking loans and cash management services. Corporate banking assets continue to grow, while deposits have declined in cash management. In the third quarter of 2005, the revenue from our mid-market portfolio represented 16.7% of total Group revenue and 36.9% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section of the MD&A.
Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on page 46 of BMO’s 2004 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2005 priorities are listed below.
•	During the quarter, BMO Nesbitt Burns participated in 100 Canadian corporate debt and equity transactions, which raised $25.3 billion. We were financial advisor in six M&A transactions including Metro Inc.’s US$1.475 billion purchase of A&P Canada from Great Atlantic & Pacific Tea Company.

•	BMO Halyard Capital reported the closing of a successful sale of Hanley Wood LLC to JP Morgan Partners LLC for a purchase price of $618 million plus an earn out contingency of approximately $32 million. According to The Daily Deal, this transaction was the second largest business-to-business media transaction in U.S. history. The purchase price equates to a multiple of slightly more than 11x estimated 2005 EBITDA. Halyard was able to invest at a key point of the business, improving industry and company fundamentals during weak senior debt markets. In addition, Halyard was able to position BMO to participate in the Company’s Senior Credit Facility.

•	In May 2005, Harris Nesbitt served as exclusive financial advisor in the sale of Sturm Foods, Inc., a portfolio company of Mason Wells, to Hicks, Muse, Tate and Furst, a Dallas-based private equity firm. Sturm Foods is a global supplier of dry mix products to the retail and foodservice industries.

•	In another noteworthy deal, in June 2005, Harris Nesbitt acted as exclusive financial advisor to Professional Career Development Institute LLC (PCDI), a portfolio company of Chicago-area based Sterling Capital Partners, in its sale to DLJ Merchant Banking Partners (DLJMB). PCDI provides accredited high school programs, post-secondary career diploma programs and associate and master’s degree programs. In addition to our M&A advisory role, Harris Nesbitt supported the acquisition by DLJMB by providing senior debt financing. Harris Nesbitt had previously supported PCDI in its September 2004 recapitalization by providing senior debt financing.
CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase (Decrease)			Increase (Decrease)				Increase (Decrease)
(Canadian $ in millions, except as noted)	Q3-2005	vs. Q3-2004			vs. Q2-2005			YTD-2005	vs. YTD-2004
Net interest income (teb)	(41)	36	47%		20	32%		(164)	(21)	(14%	)
Non-interest revenue	27	(23)	(47%	)	(8)	(24%	)	88	(73)	(46%	)

Total revenue (teb)	(14)	13	48%		12	44%		(76)	(94)	(+100%	)
Provison for (recovery) of credit losses	(27)	165	86%		69	72%		(180)	233	56%
Non-interest expense	40	(7)	(13%	)	(17)	(29%	)	128	22	21%

Income (loss) before taxes and non-controlling interest in subsidiaries	(27)	(145)	(+100%	)	(40)	(+100%	)	(24)	(349)	(+100%	)
Income taxes (teb)	(28)	(55)	(+100%	)	(3)	(9%	)	(75)	(164)	(+100%	)
Non-controlling interest in subsidiaries	14	10	+100%		—	—		42	31	+100%

Net income (loss)	(13)	(100)	(+100%	)	(37)	(+100%	)	9	(216)	(96%	)

Corporate Support U.S. Business Select Financial Data (US$ in millions)
Revenue	(21)	(3)	(17%	)	1	5%		(66)	(49)	(100%	)
Recovery of credit losses	—	87	+100%		34	+100%		(57)	17	23%
Non-interest expense	(4)	(13)	(+100%	)	(37)	(+100%	)	38	4	12%
Net income	(10)	(48)	(+100%	)	(4)	(67%	)	(8)	(11)	(+100%	)
Average assets	4,377	(1,275)	(23%	)	(234)	(5%	)	4,656	(1,001)	(18%	)

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Technology and Solutions
Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.
Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

The net loss for the third quarter was $13 million, compared with net income of $87 million in the third quarter of 2004. The change was largely attributable to the very favourable credit performance in the comparative quarter, as the recovery of credit losses was down $165 million from a year ago. The net loss for the quarter deteriorated $37 million from the second quarter, due to the more favourable recovery of credit losses in the second quarter, including a $40 million reduction in the general allowance for credit losses, offset in part by reduced expenses as the second quarter included a $25 million litigation provision.
Net income for the nine months ended July 31, 2005 was $9 million, compared with $225 million in the comparable period a year ago. Results for the current fiscal year to date included a $180 million net recovery of credit losses, compared with a $413 million net recovery in the comparable period a year ago, in part due to a larger reduction of the general allowance in 2004. Net investment securities gains and foreign exchange gains were lower than in the comparable period a year ago. Results in 2004 were affected by other items that largely offset.
Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business developments were supported by T&S in the third quarter of 2005.
•	Technology has been critical in helping BMO InvestorLine maintain its competitive edge by significantly improving response times through a newly implemented system. The results have been outstanding as it now takes 60% less time to respond when compared to the old system. In addition to the tremendous performance improvement, the overall stability and integration capabilities of the application have also been enhanced.

•	Technology and Solutions played an integral role in the multi-year program to consolidate more than 80 different Chicagoland systems into one for Harris Bank, in Chicago. The single-charter solution enhances the Harris end-customer experience by providing conveniences in processing and transactions that are standard in BMO’s Canadian branch system. Benefits that Harris customers can now enjoy include: streamlined service, multi-location banking on many accounts, combined statement options, one ATM card for all accounts, and the transfer of money between accounts.

•	Construction of BMO’s state-of-the-art Barrie Computer Centre is progressing well and is on schedule for occupation in June 2006. This facility, integral to T&S’ long-term infrastructure plans, will provide highly efficient processing to support BMO customers worldwide.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	Change from	July 31,	July 31,	Change from
	2005	2005	2005	2004	2004	July 31, 2004	2005	2004	July 31, 2004

Income Statement Highlights
Total revenue	$2,411	$2,397	$2,411	$2,249	$2,361	2.1%	$7,219	$7,100	1.7%
Total revenue (teb) (a)	2,441	2,428	2,439	2,279	2,393	2.0	7,308	7,209	1.4
Provision for credit losses	73	6	43	(13)	(110)	(+100)	122	(90)	(+100)
Non-interest expense	1,579	1,579	1,533	1,493	1,538	2.6	4,691	4,664	0.6
Net income	541	600	602	551	643	(16.0)	1,743	1,755	(0.7)

Common Share Data ($)
Diluted earnings per share	$1.05	$1.16	$1.16	$1.06	$1.24	$(0.19)	$3.37	$3.36	$0.01
Diluted cash earnings per share (a)	1.08	1.21	1.19	1.10	1.27	(0.19)	3.48	3.47	0.01
Dividends declared per share	0.46	0.46	0.44	0.44	0.40	0.06	1.36	1.15	0.21
Book value per share	26.00	25.60	24.93	24.24	24.31	1.69	26.00	24.31	1.69
Closing share price	61.10	56.65	55.28	57.55	55.40	5.70	61.10	55.40	5.70
Total market value of common shares ($ billions)	30.6	28.2	27.7	28.8	27.8	2.8	30.6	27.8	2.8

	As at

	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2005	2005	2005	2004	2004	July 31, 2004

Balance Sheet Highlights
Assets (c)	$290,389	$292,356	$294,094	$265,194	$261,944	10.9%
Net loans and acceptances	171,618	172,641	160,825	156,248	158,046	8.6
Deposits	188,750	191,045	182,332	175,190	181,059	4.2
Common shareholders’ equity	13,001	12,764	12,482	12,143	12,179	6.7

	For the three months ended					For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2005	2005	2005	2004	2004	2005	2004

Primary Financial Measures (%) (b)
Average annual five year total shareholder return	17.4	19.6	21.8	18.9	18.7	17.4	18.7
Diluted earnings per share growth	(15.3)	3.6	16.0	9.3	30.5	0.3	36.0
Diluted cash earnings per share growth (a)	(15.0)	3.4	15.5	10.0	28.3	0.3	34.0
Return on equity	16.5	19.5	19.4	17.8	21.0	18.4	20.0
Cash return on equity (a)	17.1	20.2	20.0	18.5	21.7	19.1	20.6
Net economic profit (NEP) growth (a)	(37.4)	(2.1)	22.0	10.3	53.7	(9.2)	82.2
Revenue growth	2.1	(0.4)	3.4	(3.9)	3.8	1.7	6.6
Revenue growth (teb) (a)	2.0	(0.7)	2.9	(4.3)	4.0	1.4	6.5
Non-interest expense-to-revenue ratio	65.5	65.9	63.6	66.4	65.2	65.0	65.7
Non-interest expense-to-revenue ratio (teb) (a)	64.7	65.0	62.9	65.5	64.3	64.2	64.7
Cash non-interest expense-to-revenue ratio (teb) (a)	63.8	64.0	61.9	64.4	63.2	63.2	63.6
Provision for credit losses-to-average loans and acceptances (annualized)	0.17	0.01	0.11	(0.03)	(0.28)	0.10	(0.08)
Gross impaired loans and acceptances-to-equity and allowance for credit losses	5.92	6.77	7.10	7.47	8.90	5.92	8.90
Cash and securities-to-total assets ratio	26.8	27.6	25.0	25.8	27.3	26.8	27.3
Tier 1 capital ratio	9.39	9.38	9.72	9.81	9.44	9.39	9.44
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	13.8	12.6	(1.5)	20.0	27.5	13.8	27.5
Dividend yield	3.0	3.2	3.2	3.1	2.9	3.0	2.8
Price-to-earnings ratio (times)	13.8	12.3	12.1	13.0	12.8	13.8	12.8
Market-to-book value (times)	2.35	2.21	2.22	2.37	2.28	2.35	2.28
Net economic profit ($ millions) (a)	212	296	291	244	339	799	879
Return on average assets	0.72	0.79	0.81	0.83	0.95	0.77	0.86
Net interest margin	1.61	1.56	1.61	1.77	1.82	1.59	1.78
Net interest margin (teb) (a)	1.65	1.60	1.64	1.82	1.87	1.63	1.83
Non-interest revenue-to-total revenue	49.6	50.7	50.3	47.7	47.5	50.2	49.0
Non-interest revenue-to-total revenue (teb) (a)	49.0	50.1	49.7	47.1	46.9	49.6	48.2
Non-interest expense growth	2.6	0.9	(1.8)	(3.4)	3.6	0.6	2.7
Total capital ratio	11.08	11.30	11.50	11.31	11.19	11.08	11.19
Tier 1 capital ratio — U.S. basis	8.99	8.93	9.28	9.44	9.10	8.99	9.10
Equity-to-assets ratio (d)	4.7	4.6	4.4	4.8	4.9	4.7	4.9

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “Non-GAAP Measures” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
(c)	Refer to discussion of Variable Interest Entities in Note 2 to the July 31, 2005 unaudited interim consolidated financial statements.
(d)	The equity-to-asset ratio calculation has been revised to exclude non-controlling interest in subsidiaries from the numerator. Comparative ratios have been recalculated to conform to the current period’s presentation.
Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2005	2005	2005	2004	2004	2005	2004

							Restated
				Restated (see Note 2)			(see Note 2)

Interest, Dividend and Fee Income
Loans	$1,989	$1,843	$1,798	$1,696	$1,693	$5,630	$5,047
Securities	484	461	428	367	363	1,373	1,109
Deposits with banks	170	160	112	104	114	442	334

	2,643	2,464	2,338	2,167	2,170	7,445	6,490

Interest Expense
Deposits	961	875	793	679	652	2,629	2,065
Subordinated debt	56	52	47	48	48	155	145
Preferred shares and capital trust securities (Note 2)	21	26	25	33	30	72	91
Other liabilities	391	330	275	231	200	996	567

	1,429	1,283	1,140	991	930	3,852	2,868

Net Interest Income	1,214	1,181	1,198	1,176	1,240	3,593	3,622
Provision for credit losses (Note 3)	73	6	43	(13)	(110)	122	(90)

Net Interest Income After Provision for Credit Losses	1,141	1,175	1,155	1,189	1,350	3,471	3,712

Non-Interest Revenue
Securities commissions and fees	255	299	266	241	242	820	814
Deposit and payment service charges	188	180	179	187	188	547	559
Trading revenues	83	60	101	22	59	244	178
Lending fees	89	73	75	81	89	237	236
Card fees	98	88	88	73	81	274	188
Investment management and custodial fees	79	74	75	75	81	228	232
Mutual fund revenues	113	106	102	96	98	321	282
Securitization revenues	26	33	20	43	46	79	134
Underwriting and advisory fees	92	77	87	79	73	256	264
Investment securities gains (Note 2)	37	12	37	37	5	86	138
Foreign exchange, other than trading	42	45	45	45	39	132	132
Insurance income	44	39	41	37	37	124	102
Other	51	130	97	57	83	278	219

	1,197	1,216	1,213	1,073	1,121	3,626	3,478

Net Interest Income and Non-Interest Revenue	2,338	2,391	2,368	2,262	2,471	7,097	7,190

Non-Interest Expense
Employee compensation (Note 6)	933	925	926	825	919	2,784	2,807
Premises and equipment	315	312	303	324	311	930	928
Amortization of intangible assets	24	24	24	25	27	72	79
Travel and business development	68	60	50	69	60	178	170
Communications	29	32	28	35	33	89	103
Business and capital taxes	29	26	24	29	23	79	70
Professional fees	58	59	61	71	58	178	191
Other	123	141	117	115	107	381	316

Total Non-Interest Expense	1,579	1,579	1,533	1,493	1,538	4,691	4,664

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	759	812	835	769	933	2,406	2,526
Income taxes	204	198	219	213	286	621	759

	555	614	616	556	647	1,785	1,767
Non-controlling interest in subsidiaries	14	14	14	5	4	42	12

Net Income	$541	$600	$602	$551	$643	$1,743	$1,755

Preferred share dividends	$6	$8	$8	$5	$9	$22	$26
Net income available to common shareholders	$535	$592	$594	$546	$634	$1,721	$1,729
Average common shares (in thousands)	499,152	499,415	501,268	500,635	502,177	499,951	501,999
Average diluted common shares (in thousands)	509,384	510,237	512,941	513,355	514,800	510,858	515,632

Earnings Per Share (Canadian $)
Basic	$1.07	$1.19	$1.18	$1.08	$1.27	$3.44	$3.45
Diluted	1.05	1.16	1.16	1.06	1.24	3.37	3.36
Dividends Declared Per Common Share	0.46	0.46	0.44	0.44	0.40	1.36	1.15

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
Financial Statements — Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at

	July 31,	April 30,	January 31,	October 31,	July 31,
	2005	2005	2005	2004	2004

				Restated (see Note 2)
Assets

Cash Resources	$20,402	$21,141	$20,292	$18,045	$20,788

Securities
Investment	14,175	15,698	15,174	15,017	15,633
Trading	43,146	43,717	38,009	35,444	34,977
Loan substitutes	11	11	11	11	11

	57,332	59,426	53,194	50,472	50,621

Loans
Residential mortgages	59,737	57,703	57,038	56,444	55,969
Consumer instalment and other personal	27,241	26,714	25,728	24,887	24,568
Credit cards	4,717	4,557	4,525	3,702	3,530
Businesses and governments	48,181	47,716	45,886	44,559	47,241
Securities borrowed or purchased under resale agreements	27,259	31,357	24,487	22,609	22,727

	167,135	168,047	157,664	152,201	154,035
Customers’ liability under acceptances	5,683	5,814	4,475	5,355	5,498
Allowance for credit losses (Note 3)	(1,200)	(1,220)	(1,314)	(1,308)	(1,487)

	171,618	172,641	160,825	156,248	158,046

Other Assets
Derivative financial instruments	26,174	23,031	22,778	25,448	19,325
Premises and equipment	1,863	1,875	2,012	2,020	2,021
Goodwill	1,604	1,632	1,602	1,507	1,589
Intangible assets	426	462	486	480	549
Other (Note 2)	10,970	12,148	32,905	10,974	9,005

	41,037	39,148	59,783	40,429	32,489

Total Assets	$290,389	$292,356	$294,094	$265,194	$261,944

Liabilities and Shareholders’ Equity

Deposits
Banks	$25,265	$23,536	$24,488	$20,654	$22,320
Businesses and governments	87,462	89,698	81,306	79,614	81,678
Individuals	76,023	77,811	76,538	74,922	77,061

	188,750	191,045	182,332	175,190	181,059

Other Liabilities
Derivative financial instruments	24,972	21,862	21,913	23,973	18,081
Acceptances	5,683	5,814	4,475	5,355	5,498
Securities sold but not yet purchased	14,703	13,674	11,783	10,441	10,295
Securities lent or sold under repurchase agreements	26,159	28,694	23,425	21,345	21,307
Other (Note 2)	11,826	12,887	32,579	12,156	8,467

	83,343	82,931	94,175	73,270	63,648

Subordinated Debt (Note 7)	3,099	3,420	2,909	2,395	2,462

Preferred Share Liability (Notes 2 & 8)	450	450	450	450	850

Capital Trust Securities (Note 2)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,585	4,512	4,492	4,453	4,414
Contributed surplus	18	15	12	10	8
Net unrealized foreign exchange loss	(483)	(380)	(432)	(497)	(173)
Retained earnings	9,477	9,213	9,006	8,773	8,526

	13,597	13,360	13,078	12,739	12,775

Total Liabilities and Shareholders’ Equity	$290,389	$292,356	$294,094	$265,194	$261,944

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
Financial Statements — Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended		For the nine months ended

(Unaudited) (Canadian $ in millions)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004

		Restated		Restated
		(see Note 2)		(see Note 2)
Preferred Shares
Balance at beginning of period	$596	$1,446	$596	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 2)	—	(850)	—	(850)

Balance at beginning of period (as restated)	596	596	596	596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	3,916	3,783	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	18	15	53	44
Issued under the Stock Option Plan	62	43	125	145
Issued on the exchange of shares of a subsidiary corporation	—	1	2	2
Repurchased for cancellation (Note 8)	(7)	(24)	(48)	(35)

Balance at End of Period	3,989	3,818	3,989	3,818

Contributed Surplus
Balance at beginning of period	15	21	10	3
Stock option expense (Note 6)	3	2	8	5
Gain on treasury shares, net of applicable income taxes (Note 8)	—	—	—	15
Common shares repurchased for cancellation (Note 8)	—	(15)	—	(15)

Balance at End of Period	18	8	18	8

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(380)	(57)	(497)	(195)
Unrealized gain (loss) on translation of net investments in foreign operations	(280)	(312)	37	82
Hedging gain (loss)	270	301	(37)	(93)
Income taxes	(93)	(105)	14	33

Balance at End of Period	(483)	(173)	(483)	(173)

Retained Earnings
Balance at beginning of period	9,213	8,216	8,773	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	(42)	—

	9,213	8,216	8,731	7,566
Net income	541	643	1,743	1,755
Dividends - Preferred shares	(6)	(9)	(22)	(26)
- Common shares	(230)	(200)	(680)	(576)
Common shares repurchased for cancellation (Note 8)	(41)	(124)	(295)	(193)

Balance at End of Period	9,477	8,526	9,477	8,526

Total Shareholders’ Equity	$13,597	$12,775	$13,597	$12,775

The accompanying notes to consolidated financial statements are an integral part of these statements.
Financial Statements — Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Cash Flows from Operating Activities
Net income	$541	$643	$1,743	$1,755
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	—	10	7	44
Net gain on investment securities	(37)	(15)	(93)	(182)
Net (increase) decrease in trading securities	571	4,027	(7,702)	18
Provision for credit losses	73	(110)	122	(90)
Gain on sale of securitized loans	(16)	(34)	(58)	(99)
Change in derivative financial instruments
(Increase) decrease in derivative asset	(3,143)	2,099	(726)	1,891
Increase (decrease) in derivative liability	3,110	(1,878)	999	(2,634)
Amortization of premises and equipment	99	90	284	269
Amortization of intangible assets	24	27	72	79
Future income tax expense (benefit)	(76)	58	(36)	136
Net increase (decrease) in current income taxes	65	94	(275)	(1,004)
Change in accrued interest
(Increase) decrease in interest receivable	6	29	(161)	(19)
Increase (decrease) in interest payable	(6)	13	84	(53)
Changes in other items and accruals, net	822	1,559	309	766

Net Cash Provided by (Used in) Operating Activities	2,033	6,612	(5,431)	877

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(2,295)	(5,094)	12,808	8,074
Net increase (decrease) in securities sold but not yet purchased	1,029	(329)	4,262	2,040
Net increase (decrease) in securities lent or sold under repurchase agreements	(2,535)	(3,905)	4,814	(2,760)
Net increase (decrease) in liabilities of subsidiaries	(478)	(142)	17	131
Repayment of subordinated debt (Note 7)	(300)	—	(300)	(400)
Proceeds from issuance of subordinated debt (Note 7)	—	—	1,000	—
Proceeds from issuance of common shares	80	58	178	189
Proceeds from sales of treasury shares	—	—	—	149
Common shares repurchased for cancellation (Note 8)	(48)	(163)	(343)	(243)
Dividends paid	(236)	(209)	(702)	(603)

Net Cash Provided by (Used in) Financing Activities	(4,783)	(9,784)	21,734	6,577

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	1,088	2,066	(2,117)	(644)
Purchase of investment securities	(3,634)	(5,070)	(11,730)	(20,172)
Maturities of investment securities	1,857	3,626	5,649	10,712
Proceeds from sales of investment securities	2,915	4,134	7,244	14,205
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(3,891)	(4,061)	(12,361)	(9,896)
Proceeds from securitization of loans	759	483	2,197	879
Net (increase) decrease in securities borrowed or purchased under resale agreement	4,098	2,886	(4,650)	(1,729)
Proceeds from sales of land and buildings	—	—	148	—
Premises and equipment — net purchases	(93)	(49)	(257)	(210)
Acquisitions (Note 5)	—	(314)	(194)	(383)

Net Cash Provided by (Used in) Investing Activities	3,099	3,701	(16,071)	(7,238)

Net Increase in Cash and Cash Equivalents	349	529	232	216
Cash and Cash Equivalents at Beginning of Period	2,489	2,202	2,606	2,515

Cash and Cash Equivalents at End of Period	$2,838	$2,731	$2,838	$2,731

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
Financial Statements — Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2004 as set out on pages 87 to 122 of our 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2004, except as described in Note 2.

2.	Changes in Accounting Policies

Liabilities and Equity

On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (CICA) new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $450 million of our Class B Preferred shares, Series 4 and 6 from share capital to preferred share liability. In addition, we also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded as non-controlling interest in subsidiaries in other liabilities, to capital trust securities. The dividends declared on those preferred shares as well as the distributions made on those capital trust securities are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.

We have restated prior periods’ financial statements to be consistent with the new presentation, as is required under the new rules. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended					For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
(Canadian $ in millions)	2005	2005	2005	2004	2004	2005	2004

Increase (decrease) in net income
Consolidated Statement of Income
Interest Expense — Preferred shares and capital trust securities	$(21)	$(26)	$(25)	$(33)	$(30)	$(72)	$(91)
Non-controlling interest in subsidiaries	10	11	11	11	10	32	32
Income taxes	9	10	9	10	9	28	26

Net Income	(2)	(5)	(5)	(12)	(11)	(12)	(33)
Preferred share dividends	2	5	5	12	11	12	33

Change in Net Income available to common shareholders	$—	$—	$—	$—	$—	$—	$—

	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
(Canadian $ in millions)	2005	2005	2005	2004	2004

Increase (decrease)
Consolidated Balance Sheet
Preferred share liability	$450	$450	$450	$450	$850
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Other liabilities	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Share capital	(450)	(450)	(450)	(450)	(850)

Variable Interest Entities

On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (VIEs). VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters. Prior period financial statements were not restated for this change.

Beginning on November 1, 2004, we consolidated our customer securitization vehicles. We grouped the assets and liabilities of these VIEs into other assets and other liabilities, respectively, and all impacts on net income before provision for income taxes were recorded in non-interest revenue - other, as it was our intention to restructure these VIEs. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in shareholders’ equity of $42 million.

The impact on shareholders’ equity arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. The mark to market adjustments on those derivatives from their inception to November 1, 2004 would have been recognized in income. Since the new rules require us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. The adjustment was being amortized into income over the remaining life of the swaps. These derivatives qualified for hedge accounting while the VIEs were consolidated.
Financial Statements — Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

2.	Changes in Accounting Policies (continued)

On April 29, 2005, we completed the restructuring of our customer securitization VIEs by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of noteholders in the VIEs. As a result they no longer meet the criteria for consolidation. The impact on our Consolidated Statement of Income of consolidating these VIEs for the six month period ended April 30, 2005, was an increase in non-interest revenue — other of $5 million, related to the reversal of mark to market losses over the life of the related swaps. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue — other of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings. As these VIEs are no longer consolidated, there was no impact on the Consolidated Statement of Income for the three months ended July 31, 2005.

Our involvement with these and other VIEs is summarized in Note 8 of our consolidated financial statements for the year ended October 31, 2004, as set out on pages 96 and 97 of our 2004 Annual Report.

Merchant Banking Investments

On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The impact of this change in accounting on our Consolidated Statement of Income for the nine months ended July 31, 2005, including the initial adjustment to fair value on November 1, 2004, was an increase of $42 million in non-interest revenue, investment securities gains (losses), an increase in income taxes of $14 million and an increase in net income of $28 million.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2005 and July 31, 2004 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the nine months ended

	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total

	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
(Canadian $ in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Balance at beginning of period	$254	$567	$983	$1,100	$1,237	$1,667	$298	$611	$1,010	$1,180	$1,308	$1,791
Provision for credit losses	73	(70)	—	(40)	73	(110)	162	30	(40)	(120)	122	(90)
Recoveries	21	60	—	—	21	60	52	106	—	—	52	106
Write-offs	(115)	(109)	—	—	(115)	(109)	(294)	(339)	—	—	(294)	(339)
Foreign exchange and other	(5)	(21)	(11)	—	(16)	(21)	10	19	2	—	12	19

Balance at end of period	$228	$427	$972	$1,060	$1,200	$1,487	$228	$427	$972	$1,060	$1,200	$1,487

4.	Securitization

During the nine months ended July 31, 2005, we securitized residential mortgages totalling $2,202 million for total cash proceeds of $2,197 million ($761 million and $759 million respectively, for the three months ended July 31, 2005). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.5 years, a prepayment rate of 9.25%, an interest rate of 4.92% and a discount rate of 3.56%. (4.4 years and 11.62%, 4.74% and 3.23% respectively, for the three months ended July 31, 2005). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $20 million of gains in non-interest revenue — securitization revenues, $91 million of deferred purchase price in other assets and $18 million of servicing liability in other liabilities related to the securitization of those loans ($4 million, $33 million and $6 million respectively, for the three months ended July 31, 2005). In addition, gains on sales of loans sold to revolving securitization vehicles were $38 million, for the nine months ended July 31, 2005, ($12 million for the three months ended July 31, 2005).

5.	Acquisition

Mercantile Bancorp, Inc.

On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.
Financial Statements — Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

5.	Acquisition (continued)

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Mercantile
(Canadian $ in millions)	Bancorp, Inc.

Cash resources	$111
Securities	166
Loans	620
Premises and equipment	18
Goodwill	91
Core deposit intangible asset	15
Other assets	25

Total assets	1,046

Deposits	752
Other liabilities	100

Total liabilities	852

Purchase price	$194

The purchase price allocation has been revised since April 30, 2005 to reflect refinement as we complete the valuation of the assets acquired and liabilities assumed.
Future Acquisition
On July 7, 2005, we announced that we have entered into an agreement to acquire Chicago-based Villa Park Trust and Savings, a community bank in Chicago, for approximately $81 million in cash consideration. The acquisition of Villa Park is subject to regulatory approval and is expected to close in the fourth quarter of 2005, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.
6.	Employee Compensation

Stock Options

During the nine months ended July 31, 2005, we granted a total of 1,472,039 stock options. The weighted-average fair value of these options was $10.34 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the nine months ended July 31, 2005
Expected dividend yield	3.1%
Expected share price volatility	22.8%
Risk-free rate of return	4.2%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended			For the nine months ended

(Canadian $ in millions, except earnings per share figures)	July 31, 2005	July 31, 2004		July 31, 2005	July 31, 2004

Stock option expense included in employee compensation expense	$3	$2		$8	$5

Net income, as reported	$541	$643	(1)	$1,743	$1,755	(1)
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	3	6		9	23

Pro forma net income	$538	$637		$1,734	$1,732

Earnings Per Share
Basic, as reported	$1.07	$1.27		$3.44	$3.45
Basic, pro forma	1.06	1.25		3.42	3.40
Diluted, as reported	1.05	1.24		3.37	3.36
Diluted, pro forma	1.04	1.22		3.35	3.31

(1)	Restated, refer to Note 2.
Financial Statements — Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

6.	Employee Compensation (continued)

Pension and Other Employee Future Benefit Expenses

We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans

	For the three months ended		For the three months ended

(Canadian $ in millions)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004

Benefits earned by employees	$32	$29	$5	$4
Interest cost on accrued benefit liability	51	50	11	12
Actuarial loss recognized in expense	17	20	2	2
Amortization of plan amendment costs	1	—	(1)	(1)
Expected return on plan assets	(58)	(53)	(2)	(1)

Benefits expense	43	46	15	16
Canada and Quebec pension plan expense	12	12	—	—
Defined contribution expense	2	2	—	—

Total pension and other employee future benefit expenses	$57	$60	$15	$16

	Pension benefit plans		Other employee future benefit plans

	For the nine months ended		For the nine months ended

(Canadian $ in millions)	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004

Benefits earned by employees	$94	$88	$13	$12
Interest cost on accrued benefit liability	152	152	33	35
Actuarial loss recognized in expense	50	57	8	7
Amortization of plan amendment costs	3	1	(4)	(5)
Expected return on plan assets	(172)	(162)	(4)	(3)

Benefits expense	127	136	46	46
Canada and Quebec pension plan expense	38	39	—	—
Defined contribution expense	8	8	—	—

Total pension and other employee future benefit expenses	$173	$183	$46	$46

7.	Subordinated Debt

On June 8, 2005, we redeemed all of our 6.60% Series B Medium-Term Notes, First Tranche due 2010, totalling $300 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

On August 4, 2005, we announced our intention to redeem all of our 8.80% Debentures, Series 18, due 2010, on September 13, 2005, totalling $250 million. The debentures will be redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

On April 22, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, Second Tranche, is due April 2020. Interest on this issue is payable semi-annually at a fixed rate of 4.87% until April 22, 2015, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On January 21, 2005, we issued $500 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series C Medium-Term Notes, First Tranche, is due January 2015. Interest on this issue is payable semi-annually at a fixed rate of 4.00% until January 21, 2010, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

8.	Share Capital

During the quarter, we repurchased 842,200 common shares for approximately $48 million, representing an average cost of $56.26 per share. During the nine months ended July 31, 2005, we repurchased 6,141,500 common shares for approximately $343 million at an average cost of $55.81 per share. There have been 7,520,900 common shares repurchased under the existing normal course issuer bid that expired on August 6, 2005 and pursuant to which we were permitted to repurchase up to 15,000,000 common shares. Subsequent to the quarter end, our Board of Directors authorized a new normal-course issuer bid, subject to the approval of the Toronto Stock Exchange, to repurchase for cancellation up to a further 15,000,000 common shares.
Financial Statements — Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

8.	Share Capital (continued)

Treasury Shares

Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries were recorded in shareholders’ equity. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our Consolidated Statement of Changes in Shareholders’ Equity was an increase in contributed surplus of $15 million for the nine months ended July 31, 2004 (nil for the nine months ended July 31, 2005).

Share Capital Outstanding (a)
(Canadian $ in millions, except as noted)		July 31, 2005

		Principal
	Number	Amount	Convertible into...

Preferred Shares — classified as liabilities
Class B — Series 4	8,000,000	$200	common shares (b)
Class B — Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B — Series 5	8,000,000	200	—
Class B — Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596
Common Shares	500,075,525	3,989	—

Total outstanding share capital — classified as equity		$4,585

Stock options issued under stock option plan		n/a	27,594,691 common shares

(a)	For additional information refer to Notes 18 and 19 to our consolidated financial statements for the year ended October 31, 2004 on pages 108 to 111 of our 2004 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a — not applicable
9.	Legal Proceedings

During the second quarter ended April 30, 2005, we recorded a $25 million provision for a legal claim against a company acquired by the Private Client Group in the United States in 2002.

10.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended		For the nine months ended

(Canadian $ in millions, except earnings per share figures)	July 31, 2005	July 31, 2004(1)	July 31, 2005	July 31, 2004(1)

Net Income — Canadian GAAP	$541	$643	$1,743	$1,755
United States GAAP adjustments	(23)	66	(109)	(55)

Net Income — United States GAAP	$518	$709	$1,634	$1,700

Earnings Per Share
Basic — Canadian GAAP	$1.07	$1.27	$3.44	$3.45
Basic — United States GAAP	1.02	1.37	3.22	3.27
Diluted — Canadian GAAP	1.05	1.24	3.37	3.36
Diluted — United States GAAP	1.01	1.33	3.16	3.18

(1)	For the three months and nine months ended July 31, 2004, net income — Canadian GAAP has been restated to conform to the current period’s presentation (see Note 2). Consequently, the United States GAAP adjustments amount for those periods have also been restated to reflect this change. Net income and earnings per share — United States GAAP remain the same as previously reported.
11.	Subsequent Event

On August 8, 2005, we announced that we had signed a definitive agreement to sell our interest in our U.S. direct investing operation, Harrisdirect. The sale is expected to result in aggregate cash proceeds of approximately $910 million, including a distribution of approximately $60 million to be paid by Harrisdirect immediately prior to closing. The transaction, which is subject to normal regulatory clearances, is expected to close by October 31, 2005.
Financial Statements — Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

12.	Operating and Geographic Segmentation

Operating Groups

We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Personal and Commercial Client Group

Personal and Commercial Client Group (“P&C”) offers a full range of products and services in Canada and the United States through direct banking channels such as branches, telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group

Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support, including Technology and Solutions

Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages and maintains information technology, processing, real estate and sourcing for the Bank. The unit focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’ results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and required provisions under GAAP are included in Corporate Support.
Financial Statements — Page 10

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

12.	Operating and Geographic Segmentation (continued)

(Canadian $ in millions)

For the three months ended				Corporate	Total	Teb	Total
July 31, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$906	$147	$232	$(41)	$1,244	$(30)	$1,214
Non-interest revenue	422	332	416	27	1,197	—	1,197

Total Revenue	1,328	479	648	(14)	2,441	(30)	2,411
Provision for credit losses	75	1	24	(27)	73	—	73
Non-interest expense	784	381	374	40	1,579	—	1,579

Income before taxes and non-controlling interest in subsidiaries	469	97	250	(27)	789	(30)	759
Income taxes	162	34	66	(28)	234	(30)	204
Non-controlling interest in subsidiaries	—	—	—	14	14	—	14

Net Income	$307	$63	$184	$(13)	$541	$—	$541

Average Assets	$128,676	$7,223	$158,478	$4,893	$299,270	$—	$299,270

Goodwill (As At)	$681	$818	$102	$3	$1,604	$—	$1,604

For the three months ended				Corporate	Total	Teb	Total
July 31, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$865	$130	$354	$(77)	$1,272	$(32)	$1,240
Non-interest revenue	401	316	354	50	1,121	—	1,121

Total Revenue	1,266	446	708	(27)	2,393	(32)	2,361
Provision for credit losses	76	1	5	(192)	(110)	—	(110)
Non-interest expense	780	357	354	47	1,538	—	1,538

Income before taxes and non-controlling interest in subsidiaries	410	88	349	118	965	(32)	933
Income taxes	142	30	119	27	318	(32)	286
Non-controlling interest in subsidiaries	—	—	—	4	4	—	4

Net Income	$268	$58	$230	$87	$643	$—	$643

Average Assets	$119,022	$7,289	$139,749	$4,301	$270,361	$—	$270,361

Goodwill (As At)	$626	$866	$94	$3	$1,589	$—	$1,589

For the nine months ended				Corporate	Total	Teb	Total
July 31, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$2,636	$430	$780	$(164)	$3,682	$(89)	$3,593
Non-interest revenue	1,248	1,034	1,256	88	3,626	—	3,626

Total Revenue	3,884	1,464	2,036	(76)	7,308	(89)	7,219
Provision for credit losses	225	3	74	(180)	122	—	122
Non-interest expense	2,327	1,131	1,105	128	4,691	—	4,691

Income before taxes and non-controlling interest in subsidiaries	1,332	330	857	(24)	2,495	(89)	2,406
Income taxes	438	117	230	(75)	710	(89)	621
Non-controlling interest in subsidiaries	—	—	—	42	42	—	42

Net Income	$894	$213	$627	$9	$1,743	$—	$1,743

Average Assets	$125,771	$7,112	$164,096	$5,010	$301,989	$—	$301,989

Goodwill (As At)	$681	$818	$102	$3	$1,604	$—	$1,604

For the nine months ended				Corporate	Total	Teb	Total
July 31, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$2,493	$401	$980	$(143)	$3,731	$(109)	$3,622
Non-interest revenue	1,125	1,006	1,186	161	3,478	—	3,478

Total Revenue	3,618	1,407	2,166	18	7,209	(109)	7,100
Provision for credit losses	225	4	94	(413)	(90)	—	(90)
Non-interest expense	2,301	1,142	1,115	106	4,664	—	4,664

Income before taxes and non-controlling interest in subsidiaries	1,092	261	957	325	2,635	(109)	2,526
Income taxes	376	87	316	89	868	(109)	759
Non-controlling interest in subsidiaries	1	—	—	11	12	—	12

Net Income	$715	$174	$641	$225	$1,755	$—	$1,755

Average Assets	$115,647	$7,125	$144,811	$4,124	$271,707	$—	$271,707

Goodwill (As At)	$626	$866	$94	$3	$1,589	$—	$1,589

(1)	See Note 2 and Inter Group Allocations section.
(2)	Corporate Support includes Technology and Solutions.
(3)	Taxable equivalent basis - see Basis of Presentation section.
Financial Statements — Page 11

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

12.	Operating and Geographic Segmentation (continued)

Geographic Information

We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

(Canadian $ in millions), Taxable equivalent basis(1)
For the three months ended
July 31, 2005	Canada	United States	Other Countries	Total

Net interest income	$869	$322	$53	$1,244
Non-interest revenue	859	298	40	1,197

Total Revenue	1,728	620	93	2,441
Provision for credit losses	56	25	(8)	73
Non-interest expense	1,085	462	32	1,579

Income before taxes and non-controlling interest in subsidiaries	587	133	69	789
Income taxes	189	42	3	234
Non-controlling interest in subsidiaries	8	6	—	14

Net Income	$390	$85	$66	$541

Average Assets	$198,920	$72,391	$27,959	$299,270

For the three months ended
July 31, 2004 (Restated)(2)	Canada	United States	Other Countries	Total

Net interest income	$853	$375	$44	$1,272
Non-interest revenue	772	311	38	1,121

Total Revenue	1,625	686	82	2,393
Provision for credit losses	13	(122)	(1)	(110)
Non-interest expense	1,011	497	30	1,538

Income before taxes and non-controlling interest in subsidiaries	601	311	53	965
Income taxes	194	117	7	318
Non-controlling interest in subsidiaries	—	4	—	4

Net Income	$407	$190	$46	$643

Average Assets	$176,816	$68,666	$24,879	$270,361

For the nine months ended
July 31, 2005	Canada	United States	Other Countries	Total

Net interest income	$2,614	$965	$103	$3,682
Non-interest revenue	2,543	959	124	3,626

Total Revenue	5,157	1,924	227	7,308
Provision for credit losses	140	8	(26)	122
Non-interest expense	3,229	1,371	91	4,691

Income before taxes and non-controlling interest in subsidiaries	1,788	545	162	2,495
Income taxes	590	158	(38)	710
Non-controlling interest in subsidiaries	25	17	—	42

Net Income	$1,173	$370	$200	$1,743

Average Assets	$203,487	$73,028	$25,474	$301,989

For the nine months ended
July 31, 2004 (Restated)(2)	Canada	United States	Other Countries	Total

Net interest income	$2,494	$1,102	$135	$3,731
Non-interest revenue	2,404	956	118	3,478

Total Revenue	4,898	2,058	253	7,209
Provision for credit losses	(11)	(45)	(34)	(90)
Non-interest expense	3,094	1,475	95	4,664

Income before taxes and non-controlling interest in subsidiaries	1,815	628	192	2,635
Income taxes	588	250	30	868
Non-controlling interest in subsidiaries	1	11	—	12

Net Income	$1,226	$367	$162	$1,755

Average Assets	$176,975	$70,336	$24,396	$271,707

(1)	Taxable equivalent basis — see Basis of Presentation section.
(2)	See Note 2 and Inter Group Allocations section.
Financial Statements — Page 12

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2005
(Unaudited)

12.	Operating and Geographic Segmentation (continued)

Inter Group Allocations
On November 1, 2004, we implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups. The impact of these changes on the prior period results are as follows:

(Canadian $ in millions) increase/(decrease)
For the three months ended				Corporate
July 31, 2004	P&C	PCG	IBG	Support(1)	Total

Net interest income	$(14)	$9	$—	$5	$—
Non-interest revenue	14	(9)	(4)	(1)	—

Total Revenue	—	—	(4)	4	—
Provision for credit losses	(1)	1	—	—	—
Non-interest expense	(1)	1	(6)	6	—

Income before taxes and non-controlling interest in subsidiaries	2	(2)	2	(2)	—
Income taxes	1	(1)	1	(1)	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$1	$(1)	$1	$(1)	$—

Average Assets	$(1,879)	$1,879	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

(Canadian $ in millions) increase/(decrease)
For the nine months ended				Corporate
July 31, 2004	P&C	PCG	IBG	Support(1)	Total

Net interest income	$(46)	$26	$(1)	$21	$—
Non-interest revenue	42	(25)	(14)	(3)	—

Total Revenue	(4)	1	(15)	18	—
Provision for credit losses	(3)	3	—	—	—
Non-interest expense	(3)	2	(18)	19	—

Income before taxes and non-controlling interest in subsidiaries	2	(4)	3	(1)	—
Income taxes	1	(2)	1	—	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$1	$(2)	$2	$(1)	$—

Average Assets	$(1,838)	$1,838	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.